FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice of Convocation of the 107th Annual Meeting of Shareholders
2.	Matters available on the website in relation to the Notice of Convocation of the 107th Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 3, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

[English Translation]

NOMURA

Notice of Convocation of the 107th Annual Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to express my deepest sympathies to the families and friends of those who lost their lives in the East Japan Earthquake and pray for a fast recovery from this disaster. Nomura has been actively engaged in the reconstruction efforts and we remain committed to ensuring the Japanese economy rebounds strongly.

In recent years, we have bolstered our business platform with the aim of achieving our management goal of being a globally competitive financial services group. During the financial crisis, we acquired parts of Lehman Brothers and expanded our global franchise. We are building out our operations in Europe, enhancing our platform in Asia, and rebuilding our operations in the U.S. These efforts have allowed us to grow our client base both in Japan and internationally, while enhancing our products and services. For the fiscal year ended March 31, 2011, net revenue totaled 1,130.7 billion yen, income before income taxes was 93.3 billion yen, and net income was 28.7 billion yen. We reported our eighth consecutive quarter of profitability and posted a profit in each of our three business divisions for the full year period.

The environment surrounding the financial services industry remains uncertain. In the U.S., although accommodative monetary policy has supported a mild economic recovery, the real estate market continues to struggle and the unemployment rate remains high. The economic situation in the euro zone is still adverse, and some countries in the region have experienced sovereign debt problems. In Japan, the earthquake has had a negative impact on economic activity. Amid this operating environment, we will continue to build out our business and gain momentum as we work towards achieving our management goal. We will maintain our focus on creating change and moving with speed to increase our corporate value by delivering world-class products and services tailored to the specific needs of our global client base.

At the 107th annual meeting of shareholders, we will ask our shareholders to elect a total of 14 directors (eight of whom are outside directors), as we aim to further enhance our corporate governance. This group of director nominees includes an outside director with expertise on Asia and another with expertise on risk management. Also, the Basel Committee on Banking Supervision and financial regulators around the world are introducing new financial regulations, one of which will be tougher capital requirements for financial institutions. In order to achieve sustained growth in this new competitive environment, we are asking shareholders to approve some revisions to our Articles of Incorporation aimed at increasing our future options with respect to capital.

Thank you and we look forward to your continued support.

June 2011

Kenichi Watanabe

Director

President and Chief Executive Officer

Nomura Holdings, Inc.

(Code: 8604)
June 2, 2011

To: The Shareholders of Nomura Holdings, Inc.

Kenichi Watanabe
Director and President & CEO
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). You are hereby invited to attend the 107th Annual Meeting of Shareholders to be held in accordance with the following details. You are respectfully requested to attend the meeting with the enclosed proxy card in your possession.

Details

1. Date and Time:	10:00 a.m. on Tuesday, June 28, 2011

2. Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.	Business report, report on the consolidated financial statements and report on the results of audits of the consolidated financial statements by the independent auditors and the Audit Committee for the fiscal year ended March 31, 2011 (covering the period from April 1, 2010 to March 31, 2011).

2.	Report on the financial statements for the fiscal year ended March 31, 2011 (covering the period from April 1, 2010 to March 31, 2011).

Matters to be Resolved:

1.	Election of Fourteen Directors

2.	Amendment to the Articles of Incorporation

Notes:	The following matters are available on the Company’s website (http://www.nomuraholdings.com/investor/shm/) and are therefore omitted from the materials annexed to this Notice of Convocation pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation:

1.	The following sections of the business report: VI. Resolutions on Structures for Ensuring the Appropriate Operation of Nomura Holdings, Inc.; and VII. Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies;

2.	The notes to the consolidated financial statements; and

3.	The notes to the financial statements.

Any subsequent revisions to this Notice of Convocation, the business report, the consolidated financial statements, the financial statements or other materials annexed to this Notice of Convocation shall also be posted on the Company’s website.

Proposal 1: Election of Fourteen Directors

As all of the twelve Directors will have finished their term of office at the conclusion of this Annual Meeting of Shareholders, the Company proposes the election of fourteen Directors including five new nominees (with eight Outside Directors) in accordance with a resolution of the Nomination Committee.

The nominees are as follows.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
1. Kenichi Watanabe (Oct. 28, 1952)	Apr. 1975	Joined the Company	60,766
	Jun. 1998	Director of the Company
	Jun. 2000	Managing Director of the Company
Oct. 2001

Director of the Company

Managing Director of Nomura Securities Co., Ltd.

(NOTE) On October 2001, The Nomura Securities Co., Ltd. adopted the holding company structure, changed its name to “Nomura Holdings, Inc.” and transferred its securities business to its wholly-owned subsidiary “Nomura Securities Co., Ltd.”

	Apr. 2002	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2004	Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2006	Deputy President of Nomura Securities Co., Ltd.
	Apr. 2008	President & CEO of the Company Director and President & CEO of Nomura Securities Co., Ltd. (Current)
	Jun. 2008	Director and President & CEO of the Company (Current)

(Responsibilities) President & CEO

2. Takumi Shibata (Jan. 8, 1953)	Apr. 1976	Joined the Company	137,302
	Jun. 1998	Director of the Company
	Jun. 2000	Managing Director of the Company
	Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (Please see the NOTE above.)
	Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2004	Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2005	Director and President & CEO of Nomura Asset Management Co., Ltd.
	Apr. 2008	Deputy President & COO of the Company Director and Deputy President of Nomura Securities Co., Ltd. (Current)
	Jun. 2008	Director and Deputy President & COO of the Company (Current)

(Responsibilities) Deputy President & COO

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
3. Masanori Itatani (Oct. 13, 1953)	Apr. 1976	Joined the Company	107,422
	Jun. 1998	Director of the Company, responsible for Corporate Communications and Investor Relations
	Jun. 2000	Director of the Company, responsible for Corporate Planning and Communications
	Oct. 2001	Director of the Company, responsible for General Affairs
	Jun. 2003	Senior Managing Director of the Company, responsible for Global Corporate Communications, General Affairs and Secretariat
	Apr. 2004	Senior Managing Director of the Company, responsible for Internal Audit
	Apr. 2006	Executive Managing Director of the Company, responsible for Internal Audit
	Jun. 2007	Director of the Company (Current)

(Responsibilities) Audit Mission Director

4. Masanori Nishimatsu (Feb. 3, 1958)	Apr. 1980	Joined the Company	68,800
	Apr. 2003	Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo suburbs
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo suburbs
	Apr. 2006	Senior Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo
	Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd., responsible for retail branch supervision, Tokyo
	Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd., Nagoya
	Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd., Nagoya
	Apr. 2010	Advisor of the Company
	Jun. 2010	Director of the Company (Current)

(Responsibilities) Audit Mission Director

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
5. Haruo Tsuji (Dec. 6, 1932)	Mar. 1955 Jun. 1986 Jun. 1998 Jun. 2001 Jun. 2003 Jun. 2008 Jun. 2010	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation) President of Sharp Corporation Corporate Advisor of Sharp Corporation (Current) Statutory Auditor of Nomura Director of Nomura (Current) Director of Kobayashi Pharmaceutical Co., Ltd. (Current) Outside Director of SEIREN Co., Ltd. (Current)	14,000

	(Responsibilities) Chairman of the Audit Committee

•       Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•       Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of Tokyo Stock Exchange, Inc. (the “Exchange”) and similar regulations in other relevant exchanges in Japan, collectively, the “Exchanges”)

Mr. Tsuji has rich managerial experience and held important positions including President of Sharp Corporation. His achievements and insights have been widely acknowledged within and outside the Company.

Mr. Tsuji is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

The Company would like to request his continuation as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his rich experience and high degree of independence.

Mr. Tsuji will have been in office as Outside Director of the Company as a company with committees for eight years at the conclusion of this Annual Meeting of Shareholders (he had been in office as Statutory Auditor for two years when the Company was a company with auditors before the Company transformed into a company with committees).

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
6. Tsuguoki Fujinuma (Nov. 21, 1944)	Apr. 1969	Joined Horie Morita Accounting Firm	10,000
	Jun. 1970	Joined Arthur & Young Accounting Firm
	Nov. 1974	Registered as a certified public accountant
	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
	May 2000	President of the International Federation of Accountants
	Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
	Jun. 2007	Retired from Ernst & Young ShinNihon
	Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
	Aug. 2007	Outside Director of Tokyo Stock Exchange Group, Inc. (Current)
	Oct. 2007	Governor of Tokyo Stock Exchange Regulation (Current)
	Apr. 2008	Specially-appointed Professor of Chuo Graduate School of Strategic Management (Current)
	Jun. 2008	Outside Statutory Auditor of Sumitomo Corporation (Current)
	Jun. 2008	Outside Statutory Auditor of Takeda Pharmaceutical Company Limited (Current)
	Jun. 2008	Outside Director of the Company (Current)
	Jul. 2008	Outside Director of Sumitomo Life Insurance Company (Current)
	May 2010	Outside Statutory Auditor of Seven & i Holdings Co., Ltd. (Current)
(Responsibilities) Member of the Audit Committee

•         Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•         Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Mr. Fujinuma has thorough knowledge of international accounting standards, exhibited high professionalism as financial expert under Sarbanes-Oxley Act of 2002, and held important positions including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation. His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Fujinuma is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

The Company would like to request his continuation as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company through applying his rich experience.

Mr. Fujinuma will have been in office as an Outside Director for three years at the conclusion of this Annual Meeting of Shareholders.

Although Mr. Fujinuma was, until June 2007, a partner of Ernst & Young ShinNihon LLC, the current corporate auditor of Nomura, he was never involved in an accounting audit of Nomura. Further, following his departure from that auditing firm, he has had no involvement whatsoever in the management or the financial policy of that firm. With respect to his role with the Tokyo Stock Exchange Group, Inc., Nomura Securities Co., Ltd. (a subsidiary of the Company) is merely one of many trading participants at the Exchange and the portion of the Company’s shareholdings of the Exchange is minimal. Accordingly, it is concluded Mr. Fujinuma’s past and current positions do not compromise his independence.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
7. Masahiro Sakane (Jan. 7, 1941)	Apr. 1963 Jun. 2001 Jun. 2003 Jun. 2007 Jun. 2008 Jun. 2008 Jun. 2010 Mar. 2011	Joined Komatsu Ltd. President of Komatsu Ltd. President & CEO of Komatsu Ltd. Representative Director and Chairman of Komatsu Ltd. Director of Tokyo Electron Limited (Current) Director of the Company (Current) Director and Chairman of Komatsu Ltd. (Current) Outside Director of ASAHI GLASS Co., Ltd. (Current)	6,400
	(Responsibilities) Member of the Nomination Committee Member of the Compensation Committee

•         Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•         Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Mr. Sakane has rich managerial experience as the Director and Chairman of Komatsu Ltd. and has held important roles as Vice Chairman of Nippon Keidanren (Japan Business Federation). His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Sakane is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

The Company would like to request his continuation as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich experience and high degree of independence.

Mr. Sakane will have been in office as an Outside Director for three years at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
8. Lord Colin Marshall (Nov. 16, 1933)	Feb. 1983 Jan. 1993 Feb. 1993 Nov. 1995 May 1996 Jan. 1998 Sept. 2003	Chief Executive of British Airways plc Non-Executive Director of HSBC Holdings plc Chairman of British Airways plc Chairman of Inchcape plc President of CBI (Confederation of British Industry) Chairman of Invensys plc Chairman of Pirelli UK plc (currently, Pirelli UK Limited) (Current)	—
	Oct. 2004 May 2009 Jun. 2010	Chairman of Nomura International plc (Current) Chairman of Nomura Europe Holdings plc (Current) Outside Director of the Company (Current)

•          Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•          Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Lord Marshall has rich managerial experience and held important positions including Chairman of British Airways plc. His achievements and insights have been widely acknowledged, and he was made a Knight Bachelor in 1987 and was later created a Life Peer.

Lord Marshall is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

The Company would like to request his continuation as Outside Director, expecting him to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich and global experience, as well as his high degree of independence.

Lord Marshall will have been in office as an Outside Director for one year at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
9. Dame Clara Furse (Sept. 16, 1957)	Feb. 1983	Joined Phillips & Drew/UBS	—
	Jun. 1990	Non-Executive Director of LIFFE (London International Financial Futures Exchange)
	Jun. 1997	Deputy Chairman of LIFFE
	May 1998	Group Chief Executive of Credit Lyonnais Rouse
	Jan. 2001	Chief Executive of London Stock Exchange Group
	Jun. 2009	Non-Executive Director of Legal & General Group plc (Current)
	Dec. 2009	Non-Executive Director of Nomura International plc (Current)
Non-Executive Director of Nomura Europe Holdings plc (Current)
	Apr. 2010	Non-Executive Director of Amadeus IT Holding SA (Current)
	Jun. 2010	Outside Director of the Company (Current)

•          Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•          Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Dame Clara was Chief Executive of the London Stock Exchange Group from 2001 to 2009 and was made a Dame Commander of the British Empire in 2008. She has rich experience in financial markets, and her achievements and insights have been highly evaluated within and outside the Company.

Dame Clara is not considered to be in any situations where the degree of independence required by the Exchanges is called into doubt, and hence she is unlikely to have conflicts of interest with general investors.

The Company would like to request her continuation as Outside Director, expecting her to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company with her extensive relevant global financial markets experience and high level of independence.

Dame Clara will have been in office as Outside Director for one year at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
10. Nobuyuki Koga (Aug. 22, 1950)	Apr. 1974	Joined the Company	119,653
	Jun. 1995	Director of the Company
	Apr. 1999	Managing Director of the Company
	Jun. 2000	Deputy President of the Company
	Apr. 2003	Director and President of the Company
	Jun. 2003	Director, President & CEO of the Company
	Apr. 2008	Director and Representative Executive Officer of the Company
	Jun. 2008	Chairman and Director of Nomura Securities Co., Ltd. (Current) Resigned as President & CEO of the Company

New Nominee for Director

Mr. Koga served as the President & CEO of the Company until the end of March 2008. Mr. Koga currently serves as Chairman and Director of Nomura Securities Co., Ltd., is Chairman of the Securities Strategy Board of the Japan Securities Dealers Association and has thorough knowledge of the Nomura Group’s business as well as the securities industry as a whole.

The Company would like to request acceptance of his appointment as a new Director, expecting him to apply his rich experience in determining important managerial matters and in the oversight of the business execution of the Company.

11. David Benson (Feb. 9, 1951)	Feb. 1997	Joined Nomura International plc	—
	Jul. 1999	Head of Risk Management, Nomura International plc
	Mar. 2005	COO, Nomura International plc
	Aug. 2007	Resigned from Nomura International plc
	Nov. 2008	Chief Risk Officer (“CRO”), Senior Managing Director of the Company
	Jan. 2011	Vice Chairman of the Company (Senior Managing Director) Risk and Regulatory Affairs
	Apr. 2011	Vice Chairman of the Company (Senior Managing Director) (Current)

New Nominee for Director

Mr. Benson has held a number of significant positions in financial institutions mainly in Europe and has spent over 10 years with Nomura in a range of roles including CRO of the Company. He has thorough knowledge of the Nomura Group’s business and in particular has strong expertise in risk management.

The Company would like to request acceptance of his appointment as a new Director, expecting him to apply his experience and expertise to further enhance the oversight function of the Board of Directors in the area of risk management.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
12. Takao Kusakari (Mar. 13, 1940)	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (NYK Line)	—
	Aug. 1999	President of NYK Line
	Apr. 2002	President, President Corporate Officer of NYK Line
	Apr. 2004	Chairman, Chairman Corporate Officer of NYK Line
	Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
	Apr. 2009	Director and Corporate Advisor of NYK Line
	Jun. 2009	Outside Statutory Auditor of Nippon Steel Corporation (Current)
	Jun. 2010	Corporate Advisor of NYK Line (Current)

•         New Nominee of Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•         Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Mr. Kusakari has rich managerial experience as the Chairman of NYK Line and has held important roles as Vice Chairman of Nippon Keidanren (Japan Business Federation) and President of Council for Regulatory Reform. His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Kusakari is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

The Company would like to request acceptance of his appointment as a new Outside Director, expecting him to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich experience as well as his high degree of independence.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
13. Toshinori Kanemoto (Aug. 24, 1945)	Apr. 1968	Joined National Police Agency	—
	Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
	Aug. 1995	Director General of the International Affairs Department, National Police Agency
	Oct. 1996	President of ICPO-INTERPOL
	Aug. 2000	President, National Police Academy
	Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
	Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
	Sept. 2007	Of-Counsel, City-Yuwa Partners (Current)
	Jun. 2008	Outside Statutory Auditor of Kameda Seika Co., Ltd. (Current)

•        New Nominee of Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•        Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Following his experiences such as Director General of International Affairs in National Police Agency, as President of ICPO-INTERPOL and as Director of Cabinet Intelligence in Japan, Mr. Kanemoto is currently active as an attorney with sophisticated expertise in his field. His achievements have been widely acknowledged both within and outside the Company.

Mr. Kanemoto is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

The Company would like to request acceptance of his appointment as a new Outside Director, expecting him to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich experience, advanced expertise as well as his high degree of independence.

Name (Date of Birth)	Brief Personal History and Significant Concurrent Positions		Shareholdings of the Company
14. Michael Lim Choo San (Sept. 10, 1946)	Aug. 1972	Joined Price Waterhouse, Singapore	—
	Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Oct. 1998	Member of The Singapore Public Service Commission (Current)
	Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
	Sept. 2002	Chairman of the Land Transport Authority of Singapore (Current)
	Jul. 2006	Non-Executive Chairman of Nomura Singapore Ltd. (Current)
	Nov. 2007	Member of the Legal Service Commission, Singapore (Current)
	Feb. 2009	Non-Executive Director of Nomura Asia Holding N.V. (Current)

•         New Nominee of Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•         Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Mr. Lim has held a number of significant positions including as the Executive Chairman of PricewaterhouseCoopers, Singapore and has extensive knowledge of international accounting standards. He has also served in a number of public service related roles, and was awarded with national honors by the government of Singapore three times during the period between 1998 and 2010. His achievements and insights have been widely acknowledged both within and outside the Company.

Mr. Lim is not considered to be in any situations where the degree of independence required by the Exchanges would be called into doubt, and hence he is unlikely to have conflicts of interest with general investors.

The Company would like to request acceptance of his appointment as a new Outside Director, expecting him to play an exemplary role in determining important managerial matters and oversight of the business execution of the Company by applying his rich and global experience, as well as his high degree of independence.

Note 1:	There are no particular conflicts of interest between the Company and the above-mentioned nominees.

Note 2:	The Company has respectively entered into a limitation of liability agreement with each nominee currently serving as an Outside Director, Mr. Haruo Tsuji, Mr. Tsuguoki Fujinuma, Mr. Masahiro Sakane, Lord Colin Marshall and Dame Clara Furse, which limit his/her liabilities for damages to the Company pursuant to the provisions of Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited to the higher of 20 million yen or the amount prescribed by laws and ordinances. If their reelections are approved, the Company shall continue said limitation of liability agreements. If the nominees Mr. Toshinori Kanemoto, Mr. Takao Kusakari and Mr. Michael Lim Choo San are elected as Directors, the Company shall enter into a similar limitation of liability agreement with each nominee.

Note 3:	The Company adopted a holding company structure by way of a demerger and changed its corporate name, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” on October 2001. References to the Company prior to October 2001 in the personal histories above refer to responsibilities at The Nomura Securities Co., Ltd.

Reference

Directors to be appointed to the Nomination Committee, Compensation Committee and Audit Committee:

Nomination Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Toshinori Kanemoto

Compensation Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Toshinori Kanemoto

Audit Committee: Haruo Tsuji (chairman), Tsuguoki Fujinuma and Masanori Itatani

Proposal 2: Amendments to the Articles of Incorporation

1.	Reasons for Amendment

(1)	Responding to Basel III Capital Adequacy Requirements

With the aim of preventing the reoccurrence of a financial crisis, the Basel Committee on Banking Supervision, an institution comprised of financial regulators from various major industrialized countries, has agreed to set higher and better-quality capital requirements applicable to global financial institutions (i.e., Basel III). Specifically, there will be a requirement to maintain a certain percentage of common equity capital (i.e. common shares and retained earnings) of risk assets, an increase in the minimum capital adequacy ratio and stricter standards on what can be included into capital.

In order to be included as capital under Basel III, preferred shares or subordinated debt must be designed with a provision in the relevant terms of issuance allowing for the security to be written-down or converted into common equity in the event deemed necessary by the relevant authority (a “supervisory trigger”).

The Company would like to take this opportunity to amend its Articles of Incorporation to respond to these Basel III capital adequacy requirements. The proposal is to add a provision that would make it possible to attach conditions to the issuance of each class of preferred stock allowing for compulsory conversion into common shares in the event of a supervisory trigger or other specified conditions. No other changes to the provisions concerning preferred shares are proposed at this time.

The Basel III rules will be phased in from January 2013 and take full effect in 2019. As it is not yet possible to determine the specific details of the shares that can be issued in this respect; the Company does not intend to issue securities attached with a conversion trigger at this time. Any evaluation of such issuances in the future will reflect regulatory announcements on the specific requirements for implementation.

(Please refer to proposed new Article 18 (Conditions for Redemption) in the Table of Proposed Amendments below.)

(2)	Additions to Business Purpose

Nomura Group desires to proactively advocate a broad range of initiatives related to the economy, financial and capital markets, and infrastructure. The proposal is to add in the necessary amendments to expressly provide for these in the Articles of Incorporation. (Please refer to proposed new Article 2 (Purpose) in the Table of Proposed Amendments below.)

(3)	Procedures/Adaptability

(a)	Chairman of Shareholders’ Meetings

In order to maintain flexibility in conducting shareholders’ meetings, the requirement for the President & CEO of the Company to act as chairman at meetings of the shareholders shall be amended to allow for any director or executive officer designated by the Board of Directors in advance to assume such role. (Please refer to proposed new Article 24 (Chairman of Meetings) in the Table of Proposed Amendments below.)

(b)	Record Date for Holders of Class Shares

The proposal is to set a record date for meetings of class shareholders in order to accommodate convocation procedures for meetings of class shareholders. (Please refer to proposed new Article 27 (Meetings of Class Shareholders) in the Table of Proposed Amendments below.)

(c)	Executive Officers with Titles

Regarding the organization of executive officers with titles, the proposal is to make the necessary changes to in order to allow for an adaptable management system. (Please refer to proposed new Article 39 (Representative Executive Officers and Executive Officers with Special Titles) in the Table of Proposed Amendments below.)

2.	Table of Proposed Amendments[1]

(Proposed changes underlined.)

Current	Proposed Amendment
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS

Article 2. (Purpose)	Article 2. (Purpose)

1.      The purpose of the Company shall be, by means of holding shares, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

1.      The purpose of the Company shall be, by means of holding shares or similar interests, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

(1) Financial instruments business prescribed in the Financial Instruments and Exchange Act;	(1) Financial instruments business prescribed in the Financial Instruments and Exchange Act;

(2) Banking business prescribed in the Banking Act and trust business prescribed in the Trust Business Act; and	(2) Banking business prescribed in the Banking Act and trust business prescribed in the Trust Business Act; and

(3) Any other financial services and any business incidental or related to such financial services.	(3) Any other financial services and any business incidental or related to such financial services.

[new addition]

(4)     Other than as prescribed in the Items above, any other business ancillary or related to survey and research in connection with the economy, financial or capital markets, or infrastructure or undertaking the outsourcing thereof.

2. [omitted]	2. [no change]

[1]	In the Articles of Incorporation, “executive officers” refers to specified officers with responsibilities and status as defined under the Companies Act of Japan (shikkoyaku).

Current	Proposed Amendment
CHAPTER III PREFERRED SHARES	CHAPTER III PREFERRED SHARES

Article 18. (Provision for Redemption) 1. [omitted] 2. [omitted] [new addition]

Article 18. (Conditions for Redemption)

1.      [no change]

2.      [no change]

3.      With respect to Class 1 preferred stock, Class 2 preferred stock, Class 3 preferred stock or Class 4 preferred stock, upon the occurrence of certain events specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors (including the event that the Company’s capital adequacy ratio or other measure of regulatory capital falls below a pre-determined threshold, and/or the event that a supervisory agency (or an equivalent body) determines that a write-down, capital injection by a public institution or other equivalent action is necessary for the Company) prior to the issuance of the relevant class of preferred stock, the Company shall redeem in whole or in part any such preferred shares issued with such conditions. In such event, the Company shall deliver common shares of the Company to each relevant Preferred Shareholder in exchange for such preferred shares, in a number determined prior to the issuance of the such preferred shares by a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors, considering the subscription price of the preferred shares, the market value of the Company’s common stock and market conditions. An upper limit for the common stock to be delivered in exchange for the relevant preferred shares may also be set pursuant to such resolution or determination. In the event that the number of common shares to be delivered in exchange for the Company’s redemption of such preferred shares includes a fraction of less than one (1) share, that fraction shall be handled pursuant to Article 234 of the Companies Act.

Current	Proposed Amendment
CHAPTER IV MEETINGS OF SHAREHOLDERS	CHAPTER IV MEETINGS OF SHAREHOLDERS

Article 24. (Chairman of Meetings)	Article 24. (Chairman of Meetings)

President & Chief Executive Officer shall act as chairman of a meeting of shareholders; provided, however, that when President & Chief Executive Officer is unable so to act, one of the other representative executive officers shall take his/her place in accordance with the order of priority predetermined by a resolution of the board of directors.	A director or executive officer designated in advance by the board of directors shall act as the chairman of a meeting of shareholders; provided, however, that when the relevant director or executive officer is unable to so act, another person shall take his/her place in accordance with the order of priority predetermined by a resolution of the board of directors.

Article 27. (Meetings of Class Shareholders)	Article 27. (Meetings of Class Shareholders)

1. [omitted] 2. [omitted] 3. The provisions of Article 21, Paragraph 2 and Articles 23 through 25 herein shall apply mutatis mutandis to the meetings of class shareholders.	1. [no change] 2. [no change] 3. The provisions of Article 21, Paragraph 2 and Articles 22 through 25 herein shall apply mutatis mutandis to the meetings of class shareholders.

CHAPTER VII EXECUTIVE OFFICERS	CHAPTER VII EXECUTIVE OFFICERS

Article 39. (Representative Executive Officers and Executive Officers with Special Titles)

1.      [omitted]

2.      The Company may, by a resolution of the board of directors, appoint one (1) President & Chief Executive Officer, one (1) or more Deputy Presidents, Executive Vice Presidents and Senior Corporate Managing Director.

Article 39. (Representative Executive Officers and Executive Officers with Special Titles)

1.      [no change]

2.      The Company may, by a resolution of the board of directors, appoint one President, one Chairman and one or more Vice Chairmen, Deputy Presidents or alternatively titled officers from among its executive officers.

[English Translation]

(Attachments to Notice of Convocation of the Annual Meeting of Shareholders)

Report for the 107th Fiscal Year

From April 1, 2010 to March 31, 2011

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing itself as a globally competitive financial services group. We will seek to realize this vision and increase shareholder value by strengthening our base in the Japanese securities businesses, developing world-class businesses in other regions, and consolidating our comprehensive global strength.

We will establish our new growth model by working with our clients, providing them with the best solutions, and realizing the expansion of our business in new domains. Our management target is to maintain an average consolidated return on shareholders’ equity (ROE) of 10% to 15% over the medium to long term. However, we cannot deny that the capital requirements that are under consideration by Basel Committee on Banking Supervision or other financial regulators may impact us.

In addition, we put high priority on compliance with applicable laws, regulations and proper corporate behavior, and we build compliance into our daily business operations.

Structure of Business Operations

Nomura Group is organized around globally-linked business divisions under a unified strategy, rather than individual legal entities. Nomura Group’s operations are comprised of Retail, Asset Management, and Wholesale divisions. We will strive to achieve a higher level of specialization in each division, advance and expand our business in each respective area, and maximize the collective strength of Nomura Group by enhancing cross-divisional and regional collaboration.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

In the beginning of fiscal 2010, emerging countries drove economic activity in Japan and throughout the world. In April 2010, the Tokyo Stock Price Index (TOPIX) hit 998 points, the highest level of the period, while the S&P500 Index topped 1,200 points.

In May, bond markets became unstable in the face of sovereign debt problems in Greece and other countries in Europe. This resulted in a significant decline in liquidity, creating an adverse business environment.

In the second half of the year, the market settled down and client-flow businesses recovered. In the United States of America (“U.S.”), the FRB continued its quantitative easing measures and otherwise tried to spur the economy in response to the delay in recovery of the employment situation and continued weakness in the housing market. The economy responded by showing signs of recovery, which helped the S&P500 Index rebound from its fiscal year low of 1,022 points in July 2010 to 1,325 points at the end of March 2011.

During this time, China and other emerging countries continued to enjoy strong economic growth on the back of robust domestic demand and enhanced economic partnerships within Asia. A few countries, including India and China, shifted to a monetary tightening policy upon sensing some economic overheating. Meanwhile, sovereign debt problems continued to be a cause of concern in certain European countries.

The East Japan Earthquake in March negatively impacted business sentiment in Japan. The TOPIX temporarily dropped below 800 points, but subsequently rebounded to end the fiscal year at 869 points. The yen-dollar exchange rate also fell to a post-war high in the 76 yen range at one point, but then closed the fiscal year in the 83 yen range.

Concerning financial regulations, the outline for Basel III (new capital requirement regulations for financial institutions) has become clearer as regulations on and oversight of financial institutions is becoming more stringent. Going forward, we must continue to carefully address related developments.

Amid this environment, in line with our client-focused business strategy, the Retail division promoted investment consultation services and diversified its product offering, while the Asset Management division made efforts to expand assets under management and enhance investment performance, both in Japan and overseas. In the Wholesale division, created in April 2010, collaboration between businesses was bolstered, while initiatives were undertaken to increase revenues from client-flow businesses as well as to diversify the products and solutions offered. Investments aimed at building up the business platform, along with initiatives to manage costs, allowed us to post an overall profit for the eighth consecutive quarter, as well as to record profits in all three segments.

We posted net revenue of 1,130.7 billion yen for the fiscal year ended March 31, 2011, a 1.7% decline from the previous year. Non-interest expenses decreased 0.8% from the previous year to 1,037.4 billion yen, income before income taxes was 93.3 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. (“NHI”) was 28.7 billion yen. Consequently, ROE for the full fiscal year was 1.4%.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	1,130.7	1,150.8	(1.7)
Non-interest expenses	1,037.4	1,045.6	(0.8)

Income (loss) before income taxes	93.3	105.2	(11.4)
Income tax expense	61.3	37.2	65.0

Net income (loss)	31.9	68.1	(53.1)

Less: Net income (loss) attributable to noncontrolling interests	3.3	0.3	—

Net income (loss) attributable to NHI shareholders	28.7	67.8	(57.7)

Return on shareholders’ equity*	1.4%	3.7%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2)	Segment Information

In April 2010, we realigned our reporting segments in relation to how we operate and manage our business by merging the Global Markets, Investment Banking, and Merchant Banking divisions into the Wholesale division. We now divide our business segments into three divisions of Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	1,147.6	1,141.4	0.5
Non-interest expenses	1,037.4	1,045.6	(0.8)

Income (loss) before income taxes	110.2	95.8	14.9

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2011 was 1,147.6 billion yen, an increase of 0.5% from the previous year. Non-interest expenses decreased by 0.8% from the previous year to 1,037.4 billion yen. Income before income taxes was 110.2 billion yen for the fiscal year ended March 31, 2011.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	392.4	388.3	1.1
Non-interest expenses	291.2	274.9	5.9

Income (loss) before income taxes	101.2	113.4	(10.7)

Net revenue increased by 1.1% from the previous year to 392.4 billion yen, due primarily to increasing revenues from bond related products and investment trust related products. Non-interest expenses increased by 5.9% to 291.2 billion yen. As a result, income before income taxes decreased by 10.7% to 101.2 billion yen.

The Retail division focused on providing clients investment consultation services to accommodate client needs. To accommodate increasing client needs, five new branches were opened, and services provided by both the Call Center and via the internet were enhanced.

Investment consultation services resulted in balanced business growth, centered on equities, bonds, investment trusts and insurance products. There was a 3.9 trillion yen net inflow in retail client assets during the fiscal year. Due to the impact of the March earthquake on the stock market, total retail client assets dropped to 70.6 trillion yen at the end of the fiscal year, from 73.5 trillion yen at the end of the previous fiscal year. However, the number of client accounts increased by 50,000 to end the fiscal year at 4.94 million accounts, indicating steady growth in the business base.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	80.7	70.4	14.8
Non-interest expenses	55.7	51.8	7.6

Income (loss) before income taxes	25.1	18.6	34.7

Net revenue increased by 14.8% from the previous year to 80.7 billion yen. Non-interest expenses increased by 7.6% to 55.7 billion yen. As a result, income before income taxes increased by 34.7% to 25.1 billion yen.

In the investment trust business, multi-currency funds and funds investing in Japanese equities continued to see an inflow of money, helping to expand our share of the publicly offered investment trusts market. In the investment advisory business, there was a steady increase in mandates from institutional investors, especially overseas pension funds and government-related institutions. Assets under management were 24.7 trillion yen as of March 31, 2011.

Also, LIC Nomura Mutual Fund Asset Management Company began operations during the fiscal year, marking our full-fledged entry into the investment trust business in India. LIC Nomura Mutual Fund Asset Management Company is a joint venture with Life Insurance Corporation of India Group, India’s largest life insurance company.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	630.5	789.5	(20.1)
Non-interest expenses	623.8	614.3	1.5

Income (loss) before income taxes	6.7	175.2	(96.2)

Net revenue decreased by 20.1% from the previous year to 630.5 billion yen. Our performance was most challenged in the first quarter, due primarily to the financial market turmoil related to Greece and the European sovereign crisis. As we shifted to a more profit-oriented strategy, our performance stabilized and improved from second quarter to fourth quarter, demonstrating good business momentum. Non-interest expenses increased by 1.5% to 623.8 billion yen, mostly as a result of international business expansion in the first half of the fiscal year. Personnel costs were kept tight through increased discipline and a pay for performance culture. Nevertheless, income before income taxes dropped to 6.7 billion yen.

The formal establishment of the Wholesale division from April 2010 led to closer collaboration between business lines, and as a result we executed a number of cross-divisional transactions between Global Markets and Investment Banking.

Global Markets

Despite the overall drop in revenues amid difficult market conditions, client revenues increased as our investments in our client franchise and a broader product offering continued to produce results.

In Equities, we continued to round out our research and execution platforms overseas, and execution services again provided the largest revenue contribution. We also responded effectively to client needs and provided substantial liquidity to clients after the East Japan Earthquake, thus capturing a higher market share in Japan.

In Fixed Income, we successfully diversified our revenue mix between products and regions. From a regional point of view, we saw a big jump in contribution from the Americas (in our first full year of operation), and Asia revenues also rose year on year. In terms of products, securitized products showed the largest revenue increase, and FX was also up, while rates and credit performed relatively well.

Our #1 research ranking in Japan Equity and Fixed Income, and now in the top 10 in most other regions, demonstrates notable progress in our client franchise.

Investment Banking

We executed a number of landmark transactions globally, in many cases with new clients. We won multiple mandates for large international deals, including major cross-border M&A transactions and important equity financings in EMEA and Asia, including China. We also established a meaningful yet focused presence in the Americas. In Japan, we maintained our dominant position in equity underwriting, bond underwriting and M&A advisory, ranking number one in the fiscal year league tables in each area. In addition, we improved our product mix, by successfully executing a number of leveraged finance and high yield transactions.

We have diversified revenue sources by strengthening our product mix and by deepening our coverage in target markets.

Other

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	43.9	(106.8)	—
Non-interest expenses	66.7	104.5	(36.2)

Income (loss) before income taxes	(22.8)	(211.3)	—

Net revenue was 43.9 billion yen. Loss before income taxes was 22.8 billion yen.

3.	Funding Situation

(1)	Funding Situation

In terms of funding, NHI, Nomura Securities Co., Ltd., Nomura Europe Finance N.V. and Nomura Bank International plc are the main entities for external borrowings and bond issuances. Optimization of the funding structure has been aimed at by matching with the liquidity of assets and the currencies for usage.

NHI issued domestic unsecured bonds of 180 billion yen in total for the fiscal year ended March 31, 2011. Unsecured subordinated bonds of 153.2 billion yen in total were issued in November and December 2010. Moreover, NHI funded 1.25 billion dollar by issuing U.S. dollar denominated five-year straight bond in January 2011.

Nomura Europe Finance N.V. funded 0.760 billion U.S. dollar and 1.707 billion Australian dollar in total by issuing U.S. dollar denominated straight bonds and Australian dollar denominated straight bonds in September 2010 and March 2011.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems related to various businesses within the Nomura Group, with the objective of supporting the promotion of business lines in Japan and overseas. In the Retail division, we are building a stronger and more functional system infrastructure to meet the anticipated increase in clients’ accounts and transaction volumes due to the expansion of Nomura Securities Co., Ltd.’s domestic branch office network and large client IPOs and so forth. We are also improving the capabilities and enhancing the foundation of our internet trading system. Moreover, we are continuing to make capital expenditures to upgrade our host system, which manages our clients’ accounts. In the Wholesale division, we are enhancing the trading systems and strengthening the infrastructure system in order to respond to global orders from institutional investors.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	106th Fiscal Year (April 1, 2009 to March 31, 2010)	107th Fiscal Year (April 1, 2010 to March 31, 2011)
Revenue		1,593.7	664.5	1,356.8	1,385.5

Net revenue		787.3	312.6	1,150.8	1,130.7

Income (loss) before income taxes		(64.9)	(780.3)	105.2	93.3

Net income (loss) attributable to NHI shareholders		(67.8)	(708.2)	67.8	28.7

Basic-Net income (loss) attributable to NHI shareholders per share		(35.55)	(364.69)	21.68	7.90

Diluted-Net income (loss) attributable to NHI shareholders per share		(35.57)	(366.16)	21.59	7.86

Total assets		25,236.1	24,837.8	32,230.4	36,693.0

Total NHI shareholders’ equity		1,988.1	1,539.4	2,126.9	2,082.8

(Note) Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

Although the global economy was moving gradually toward normality supported by emerging markets, it is facing uncertainty due to the unstable political situation in the Middle East, sovereign crisis in Europe and the East Japan Earthquake in March. In this environment, in order to meet our social responsibility to contribute to a stable forum for providing steady liquidity through properly functioning market, we plan to address the needs of our clients globally by taking advantage of our strengthened business platform and will continue to strategically allocate management resources to grow our client base and improve our market share.

In addition, we will continue to proceed with our plans to reduce costs by reengineering businesses to fit the market environment and increase operational efficiency.

We will also implement the following initiatives:

Retail Division

In the Retail division, we will continue to enhance our products and service offerings, which are provided through Financial Advisors, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to enhance investment consultation services and to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

Asset Management Division

In our investment trust business, we aim to provide individual clients with a diverse range of investment opportunities to meet investors’ needs, and in investment advisory business, we aim to provide institutional clients globally with value-added investment service. Together, we intend to increase assets under management and expand our client base.

We aim to increase our world-class competitive advantage in Japan and the rest of Asia by making continuous efforts to improve investment performance and to gain trust from investors worldwide.

Wholesale Division

Global Markets will enhance our product development expertise to continue acting as the product supply hub for the Nomura Group and also work to expand profitability. We will focus on delivering high value-added products and solutions to our clients by leveraging our global trading infrastructure and making full use of our strengthened business franchise. In Fixed Income, we will strengthen not only our global marketing structure but also our trading and product development capabilities. In Equities, we will continue to act as a world-class liquidity provider. Through even closer co-operation between Fixed Income and Equities we will aim for synergies in structuring, research, distribution, and risk management.

In Investment Banking, we are expanding our M&A advisory and corporate finance businesses to diversify sources of profit by providing high value-added solutions to meet the individual needs of each client. We aim to enhance our presence as a global investment bank headquartered in Asia that provides world-class services, while continuing to build our business in Japan.

In implementing the initiatives outlined above, we will enhance collaboration between the divisions. We aim to consolidate our comprehensive global strength to realize our management objectives and maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

Other

We are working to further enhance our management systems, which support continued growth.

With respect to regulatory tightening, we will continue to closely monitor global regulatory trends, namely with respect to regulatory capital and move forward with measures for preparedness. We have been closely monitoring developments concerning Basel III regulations since it was first announced at the end of 2010.

We understand that it is necessary to further strengthen our global risk management systems. By adopting a proactive, rather than a reactive, risk management approach, senior management has directly engaged in risk management-related decision-making. We will continue to strengthen this system.

The East Japan Earthquake heightened our awareness of the importance of a crisis management structure and business continuity plans. We will work to further enhance our existing crisis management scheme including our system infrastructure and business recovery system.

As our business becomes increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context, and will further enhance Nomura Group’s overall compliance system.

We view talented personnel as key assets. In line with our basic client-oriented business approach, we have established a uniform, global personnel system firmly rooted in the belief that employees should be rewarded for their overall performance. We will continue to build a professional organization capable of delivering a comprehensive range of services that satisfy our customers.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into three divisions of Retail, Asset Management and Wholesale.

7.	Organizational Structure

(1)	NHI and Domestic Significant Subsidiaries

NHI: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 174 locations in total): Tokyo (Head office and local branches — 43 locations in total), Kanto area excluding Tokyo (42 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (31 branches), Chugoku area (8 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (12 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, etc.)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Facilities, Inc. (Tokyo)

(2)	Overseas Significant Subsidiaries

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	26,871	497 Increase

(Notes)

1:	Number of employees consists of the total number of employees of NHI and its consolidated subsidiaries (excluding temporary employees).

2:	Number of employees excludes employees seconded outside NHI and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan		¥10,000	100%	Securities

Nomura Asset Management Co., Ltd.	Tokyo, Japan		¥17,180	100%	Investment Trust Management / Investment Advisory

The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan		¥30,000	100%	Banking / Trust

Nomura Facilities, Inc.	Tokyo, Japan		¥480	100%	Business Space / Facility Management

Nomura Holding America Inc.	New York, U.S.	US$	4,938.59	100%	Holding Company

Nomura Securities International, Inc.	New York, U.S.	US$	3,650	100%*	Securities

Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,580.89	100%*	Holding Company

Instinet Incorporated	New York, U.S.	US$	1,306.29	100%*	Holding Company

Nomura Europe Holdings plc	London, U.K.	US$	4,880.50	100%	Holding Company

Nomura International plc	London, U.K.	US$	5,349.13	100%*	Securities

Nomura Bank International plc	London, U.K.	US$	555.00	100%*	Financial

Nomura Principal Investment plc	London, U.K.		£997.45	100%	Investment Company

Nomura Capital Markets plc	London, U.K.	US$	2,692.50	100%	Financial

Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥122,122	100%	Holding Company

Nomura International (Hong Kong) Limited	Hong Kong Special Administrative Region		¥132,711	100%*	Securities

Nomura Singapore Limited	Singapore, Singapore	S$	239	100%*	Securities / Financial

(Notes)

1:	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” amount of subsidiaries whose paid-in capital is zero or nominal amount (subsidiaries primarily located in the U.S.) is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2:	The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2011 was 687. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd. was 18 as of March 31, 2011.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Long-term borrowing	220,732
Sumitomo Mitsui Banking Corporation	Long-term borrowing Short-term borrowing	165,000 55,000
Mizuho Corporate Bank, Ltd.	Long-term borrowing Short-term borrowing	55,000 120,000
Resona Bank, Ltd.	Long-term borrowing Short-term borrowing	70,000 30,000
Mitsubishi UFJ Trust and Banking Corporation	Long-term borrowing Short-term borrowing	67,000 33,000
The Chuo Mitsui Trust and Banking Company, Limited	Long-term borrowing	50,000
The Sumitomo Trust and Banking Co., Ltd.	Long-term borrowing	30,000
The Chiba Bank, Ltd.	Long-term borrowing Short-term borrowing	35,000 5,000
The Shizuoka Bank, Ltd.	Long-term borrowing Short-term borrowing	25,000 10,000
The Hachijuni Bank, Ltd.	Long-term borrowing Short-term borrowing	17,000 13,000
The Norinchukin Bank	Long-term borrowing	50,000
Shinkin Central Bank	Short-term borrowing	40,000
The Dai-ichi Life Insurance Company, Limited	Long-term borrowing	40,000
Nippon Life Insurance Company	Long-term borrowing	30,000

(Notes)

All short-term borrowings are long-term borrowings due within one year.

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that pursuing sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. We will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the Nomura’s consolidated operating results.

As a general rule, payment of dividends is on a semi-annual basis (record dates: September 30 and March 31), although pursuant to Article 459, Paragraph 1 of the Companies Act, we have established in our Articles of Incorporation the capability of the Board of Directors to declare a distribution of surplus on the basis of any of the following record dates in a fiscal year: June 30, September 30, December 31, and March 31.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

We will consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We will make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Dividends for the Fiscal Year

Based on our Capital Management Policy for the fiscal year ended March 31, 2011, we paid a dividend of 4.0 yen per share to shareholders of record as of September 30, 2010 and 4.0 yen per share to shareholders of record as of March 31, 2011. As a result, the total annual dividend was 8.0 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2011:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 29, 2010	September 30, 2010	14,402	4.00
April 28, 2011	March 31, 2011	14,408	4.00

10.	Other Important Matters Related to the Situation of the Corporate Group

Mergers

On May 13, 2011, NHI passed a resolution to acquire additional shares of common stock issued by one of its related companies, Nomura Land and Building Co., Ltd. (“NLB”) converting NLB into a subsidiary of NHI, and then to implement a stock for stock exchange converting NLB into a wholly owned subsidiary of NHI, effective from July 1, 2011. NHI plans to issue 103,429,360 new shares (approximately 2.8% of the total number of NHI’s issued shares as of March 31, 2011) for the stock for stock exchange to be implemented by way of a simplified procedure (kan’i kabushiki kokan) in accordance with Article 796, Paragraph 3 of the Companies Act. Consequently, NLB’s subsidiaries, including Nomura Real Estate Holdings, Inc., will also become consolidated subsidiaries of NHI.

II.	Stocks

1.	Total Number of Authorized Shares:	6,000,000,000	shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,719,133,241	shares

3.	Number of Shareholders:	457,297

4.	Major Shareholders (Top 10):

Names of Shareholders	Number of Shares Owned and Percentage of Shares Owned
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	188,035	5.2
The Master Trust Bank of Japan, Ltd. (Trust Account)	150,819	4.2
State Street Bank and Trust Company	117,076	3.3
SSBT OD 05 Omnibus Account — Treaty Clients	83,328	2.3
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	64,758	1.8
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders	45,808	1.3
Japan Trustee Services Bank, Ltd. (Trust Account 9)	43,832	1.2
The Bank of New York JASDEC Treaty Account	33,840	0.9
Japan Trustee Services Bank, Ltd. (Trust Account 4)	33,420	0.9
State Street Bank West Client Treaty	31,064	0.9

(Notes)

1:	NHI has 117,183 thousand shares of treasury stock as of March 31, 2011 which is not included in the major shareholders list above.

2:	Figures for Percentage of Shares Owned are calculated excluding treasury stock.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	75,030,934	shares
Total Repurchase Amount (in thousands of yen)	37,377,744
of which, shares repurchased pursuant to a resolution of the Board
Common Stock	75,000,000	shares
Total Repurchase Amount (in thousands of yen)	37,361,695
Reason for Repurchase
To use the acquired treasury stock to issue shares upon the exercise of stock options (stock acquisition rights).

(2)	Shares Disposed

Common Stock	6,873,009	shares
Aggregate Amount of Disposition (in thousands of yen)	8,158,313

(3)	Number of Shares Held in Treasury as of March 31, 2011

Common Stock	117,183,399	shares

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2011

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.3	June 4, 2004	79	79,000	From June 5, 2006 to June 4, 2011	1
Stock Acquisition Rights No.4	August 16, 2004	1,224	1,224,000	From July 1, 2006 to June 30, 2011	1,311
Stock Acquisition Rights No.5	April 25, 2005	6	6,000	From April 26, 2007 to April 25, 2012	1
Stock Acquisition Rights No.6	June 3, 2005	172	172,000	From June 4, 2007 to June 3, 2012	1
Stock Acquisition Rights No.8	July 25, 2005	14,888	1,488,800	From July 1, 2007 to June 30, 2012	1,152
Stock Acquisition Rights No.9	April 24, 2006	1,357	135,700	From April 25, 2008 to April 24, 2013	1
Stock Acquisition Rights No.10	June 12, 2006	3,427	342,700	From June 13, 2008 to June 12, 2013	1
Stock Acquisition Rights No.11	July 14, 2006	17,600	1,760,000	From July 7, 2008 to July 6, 2013	1,793
Stock Acquisition Rights No.12	October 10, 2006	47	4,700	From October 11, 2008 to October 10, 2013	1
Stock Acquisition Rights No.13	April 25, 2007	6,172	617,200	From April 26, 2009 to April 25, 2014	1
Stock Acquisition Rights No.14	June 21, 2007	5,536	553,600	From June 22, 2009 to June 21, 2014	1
Stock Acquisition Rights No.15	August 1, 2007	1,130	113,000	From August 2, 2009 to August 1, 2014	1,940
Stock Acquisition Rights No.16	August 1, 2007	18,350	1,835,000	From August 2, 2009 to August 1, 2014	1,940
Stock Acquisition Rights No.17	August 1, 2007	4,002	400,200	From August 2, 2009 to August 1, 2014	1
Stock Acquisition Rights No.18	October 19, 2007	218	21,800	From October 20, 2009 to October 19, 2014	1
Stock Acquisition Rights No.19	April 23, 2008	12,251	1,225,100	From April 24, 2010 to April 23, 2015	1
Stock Acquisition Rights No.20	June 23, 2008	1,227	122,700	From June 24, 2010 to June 23, 2015	1

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.21	June 23, 2008	4,536	453,600	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.22	August 5, 2008	1,100	110,000	From August 6, 2010 to August 5, 2015	1,333
Stock Acquisition Rights No.23	August 5, 2008	19,160	1,916,000	From August 6, 2010 to August 5, 2015	1,333
Stock Acquisition Rights No.24	August 5, 2008	30	3,000	From August 6, 2010 to August 5, 2015	1
Stock Acquisition Rights No.26	November 10, 2008	156	15,600	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.27	November 10, 2008	594	59,400	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.28	April 30, 2009	76,074	7,607,400	From May 1, 2011 to April 30, 2016	1
Stock Acquisition Rights No.29	June 16, 2009	4,811	481,100	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.30	June 16, 2009	10,674	1,067,400	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.31	August 5, 2009	1,760	176,000	From August 6, 2011 to August 5, 2016	757
Stock Acquisition Rights No.32	August 5, 2009	23,400	2,340,000	From August 6, 2011 to August 5, 2016	757
Stock Acquisition Rights No.33	November 25, 2009	5,781	578,100	From November 26, 2011 to November 25, 2016	1
Stock Acquisition Rights No.34	May 18, 2010	22,086	2,208,600	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.35	May 18, 2010	78,304	7,830,400	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.36	May 18, 2010	22,118	2,211,800	From May 19, 2013 to May 18, 2017	1
Stock Acquisition Rights No.37	July 28, 2010	329,000	32,900,000	From April 30, 2012 to April 29, 2017	1
Stock Acquisition Rights No.38	July 28, 2010	106,899	10,689,900	From April 30, 2013 to April 29, 2018	1
Stock Acquisition Rights No.39	November 6, 2010	28,550	2,855,000	From November 16, 2012 to November 15, 2017	487

(Notes)

1:	Stock acquisition rights are issued in conjunction with NHI’s equity-based compensation plan and no payment is required for stock acquisition rights.

2:	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of NHI.

3:	No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to retirement or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4:	Number of shares per a stock acquisition right is 1,000 shares of common stock of NHI for Stock Acquisition Rights No.3 to No.6, and 100 shares of common stock of NHI for Stock Acquisition Rights No.8 to No.39.

5:	Number of stock acquisition rights and number of shares under stock acquisition rights are as of March 31, 2011.

6:	Stock Acquisition Rights No.3 to No.14, No.16 to No.19, No.21, No.23, No.27, No.28, No.30, No.32, No.33, No.35 and No.36 were issued in accordance with the approval of “issuance under especially favorable conditions” at the Annual Meeting of Shareholders.

7:	Stock Acquisition Rights No.1, No.2, No.7 and No.25 were all extinguished by exercise, forfeiture as referred to in Note 3 above, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of NHI as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)		Outside Directors
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.3	—	—	3	1
Stock Acquisition Rights No.4	97	9	10	2
Stock Acquisition Rights No.6	10	1	3	1
Stock Acquisition Rights No.8	850	9	80	2
Stock Acquisition Rights No.10	581	4	40	1
Stock Acquisition Rights No.11	700	10	40	2
Stock Acquisition Rights No.14	599	5	60	2
Stock Acquisition Rights No.15	230	4	40	2
Stock Acquisition Rights No.16	450	6	—	—
Stock Acquisition Rights No.20	514	5	60	2
Stock Acquisition Rights No.21	267	3	—	—
Stock Acquisition Rights No.22	430	6	80	4
Stock Acquisition Rights No.23	300	4	20	1
Stock Acquisition Rights No.24	—	—	30	1
Stock Acquisition Rights No.29	2,224	9	120	4
Stock Acquisition Rights No.30	180	1	30	1
Stock Acquisition Rights No.31	680	9	100	5
Stock Acquisition Rights No.32	50	1	—	—
Stock Acquisition Rights No.34	14,429	9	—	—
Stock Acquisition Rights No.35	235	1	—	—

(Note)

Number of stock acquisition rights is as of March 31, 2011.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year ended March 31, 2011

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of NHI)		Executives and Employees in subsidiary companies (excluding employees who are concurrently serving as Directors/Executive Officers and Employees of NHI)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.34	3,761	9	—	—
Stock Acquisition Rights No.35	—	—	85,056	98
Stock Acquisition Rights No.36	—	—	28,780	9
Stock Acquisition Rights No.37	—	—	343,689	701
Stock Acquisition Rights No.38	—	—	112,266	346
Stock Acquisition Rights No.39	—	—	28,700	1,146

(Note)

Number of stock acquisition rights as of each allotment date.

4.	Other Significant Matters concerning Stock Acquisition Rights

On May 19, 2011, NHI passed a resolution to issue Stock Acquisition Rights No. 40, Stock Acquisition Rights No. 41 and Stock Acquisition Rights No. 42 as equity-based compensation to executives and employees of NHI as well as executives and employees of subsidiaries of NHI. The allotment date was set for June 7, 2011. A total of 641,613 stock acquisition rights were granted, and the number of shares of common stock under the stock acquisition rights is expected to be 64,161,300 shares. The exercise price of the stock acquisition rights was set at 1.0 yen per share.

IV.	Management

1.	Directors

Position	Name	Responsibilities	Significant Concurrent Positions

Chairman of the Board of Directors	Junichi Ujiie	Chairman of the Nomination Committee Chairman of the Compensation Committee

Director	Kenichi Watanabe	President & Chief Executive Officer	Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.

Director	Takumi Shibata	Deputy President & Chief Operating Officer	Director and Deputy President & COO of Nomura Securities Co., Ltd.

Director (Outside)	Hideaki Kubori	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Hibiya Park Law Offices Outside Statutory Auditor of SOURCENEXT CORPORATION Supervisory Committee of The Norinchukin Bank Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Masahiro Sakane	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Komatsu Ltd. Outside Director of Tokyo Electron Limited Outside Director of ASAHI GLASS Co., Ltd. Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Haruo Tsuji	Chairman of the Audit Committee	Corporate Advisor of Sharp Corporation Outside Director of Kobayashi Pharmaceutical Co., Ltd. Outside Director of SEIREN Co., Ltd. Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Tsuguoki Fujinuma	Member of the Audit Committee

Outside Director of Tokyo Stock Exchange Group, Inc.

Governor of Tokyo Stock Exchange Regulation

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Hajime Sawabe	Member of the Audit Committee	Chairman of TDK Corporation Outside Director of Asahi Glass Co., Ltd. Outside Director of TEIJIN LIMITED Outside Director of Nomura Securities Co., Ltd.

Director	Masanori Itatani	Audit Mission Director	Director of Nomura Securities Co., Ltd.

Director	Masanori Nishimatsu	Audit Mission Director	Outside Director of Nomura Asset Management Co., Ltd. Outside Director of The Nomura Trust & Banking Co., Ltd.

Director (Outside)	Colin Marshall	—	Chairman of Pirelli UK Limited Chairman of Nomura Europe Holdings plc Chairman of Nomura International plc

Director (Outside)	Clara Furse	—

Non-Executive Director of Legal & General Group plc

Non-Executive Director of Nomura Europe Holdings plc

Non-Executive Director of Nomura International plc

Non-Executive Director of Amadeus IT Holding SA

(Notes)

1:	Directors Hideaki Kubori, Masahiro Sakane, Haruo Tsuji, Tsuguoki Fujinuma, Hajime Sawabe, Colin Marshall and Clara Furse satisfy the requirements for Outside Directors respectively stipulated in Article 2, Item 15 of the Companies Act and the requirements for Independent Directors as specified in Article 436-2 of Securities Listing Regulations of Tokyo Stock Exchange, Inc.

2:	Director Tsuguoki Fujinuma, a member of the Audit Committee, is a certified public accountant with considerable expertise in financial and accounting related matters.

3:	Nomura Securities Co., Ltd., Nomura Europe Holdings plc and Nomura International plc are wholly-owned subsidiaries of NHI. There are no special relationships between other companies in which Outside Directors hold posts and NHI.

4:	Masanori Nishimatsu, Colin Marshall and Clara Furse were newly elected and appointed as Directors at the 106th annual meeting of shareholders held on June 25, 2010.

2.	Matters Relating to Outside Directors

Status of Activities of Outside Directors

Name	Status of Principal Activities

Hideaki Kubori

Attended all of the ten Board of Directors meetings, all of the four Nomination Committee meetings and all of the three Compensation Committee meetings held during the fiscal year and contributed comments based on his expertise as a lawyer with extensive knowledge in corporate law.

Masahiro Sakane

Attended nine of the ten Board of Directors meetings, all of the four Nomination Committee meetings and all of the three Compensation Committee meetings held during the fiscal year and contributed comments based on his rich knowledge and experience as a corporate manager for many years.

Haruo Tsuji

Attended all of the ten Board of Directors meetings and all of the 23 Audit Committee meetings held during the fiscal year and contributed comments based on his rich knowledge and experience as a corporate manager for many years.

As chairman of the Audit Committee, he reported to the Board of Directors on the status of activities by the Audit Committee and its audit-related findings.

Tsuguoki Fujinuma

Attended nine of the ten Board of Directors meetings and 22 of the 23 Audit Committee meetings held during the fiscal year and contributed comments based on his expertise as a certified public accountant with extensive knowledge of international accounting systems.

Hajime Sawabe

Attended all of the ten Board of Directors meetings and 22 of the 23 Audit Committee meetings held during the fiscal year and contributed comments based on his rich knowledge and experience as a corporate manager for many years.

Colin Marshall

After taking office as a Director, he attended six of the eight Board of Directors meetings held during the fiscal year and contributed comments based on his rich knowledge and experience as a corporate manager for many years and engaging his experience in managing British Airways and other companies.

Clara Furse

After taking office as a Director, she attended all of the eight Board of Directors meetings held during the fiscal year and contributed comments based on her rich knowledge and experience in the financial business and engaging her experience in managing the London Stock Exchange.

Overview of the content of Limitation of Liability Agreement

NHI has entered into agreements with all seven Outside Directors that limit their liabilities to NHI under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of 20 million yen or the amount prescribed by laws and ordinances.

3.	Executive Officers

Position	Name	Responsibilities	Significant Concurrent Positions

Representative Executive Officer President	Kenichi Watanabe	Chief Executive Officer (CEO)	See “1. Directors”

Representative Executive Officer Deputy President	Takumi Shibata	Chief Operating Officer (COO) Wholesale Chairman & CEO	See “1. Directors”

Executive Managing Director	Hitoshi Tada	Retail CEO	Deputy President of Nomura Securities Co., Ltd.

Executive Managing Director	Atsushi Yoshikawa	Asset Management CEO	Director and President of Nomura Asset Management Co., Ltd.

Executive Managing Director	Hiroshi Tanaka	Group CAO* (Group Compliance Head Chief Information Officer (CIO), Head of Global Operations) *CAO: Chief Administrative Officer	Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.

Executive Managing Director	Masafumi Nakada	Chief Financial Officer (CFO)	Executive Managing Director of Nomura Securities Co., Ltd.

Executive Managing Director	Noriaki Nagai	Head of Corporate Office	Executive Managing Director of Nomura Securities Co., Ltd.

(Notes)

1:	Kenichi Watanabe and Takumi Shibata are serving concurrently as Directors.

2:	Hiroshi Tanaka, Masafumi Nakada and Noriaki Nagai resigned from the post of Executive Managing Director effective as of March 31, 2011.

3:	Junko Nakagawa was appointed as Executive Managing Director effective as of April 1, 2011.

4.	Compensation paid to Directors and Executive Officers

	Number of People (1)	Total Amount Paid (in millions of yen)	Notes
Directors (Outside Directors)	13 (8)	447 (172)
Executive Officers	10	899
Total	23	1,346	(2)

(Notes)

1:	Number of people includes 3 Directors (with 1 Outside Director) who have finished their term of office as of June 25, 2010 and 3 Executive Officers. There are 12 Directors, 7 Executive Officers as of March 31, 2011, of which 2 Directors are concurrently serving as the Executive Officers. Their compensation is included in the figure for the Executive Officers.

2:	1,346 million yen of Total Amount Paid include 431 million yen in stock option based compensation (equity-based compensation) (number of grantees: 21) and 38 million yen in cash bonuses (number of grantees: 6).

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As NHI is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore established and maintained a competitive compensation structure that reflects and supports our values and business strategy.

We have developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

i)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of our group.

•	Levels and structures of compensation reflect the needs of each business line and allow our group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

ii)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the whole Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•

An individual’s compensation is determined by properly reflecting the whole Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

iii)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in our management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

iv)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity-based compensation with appropriate non-exercise periods to ensure that their interests are closely aligned with those of shareholders.

•	Longer term compensation for key staff is set to reflect sustainable share price performance.

v)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of our group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to our business.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity based compensation with appropriate non-exercise periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	We will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

vi)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we have instituted a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advice on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

i)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity-based compensation form with a certain non-exercise period to ensure that interests of Directors and Executive Officers are closely aligned with those of shareholders.

ii)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the whole Group and business division results. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity-based compensation form with a certain non-exercise period in lieu of cash to ensure that interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

iii)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity-based compensation form with a certain non-exercise period to ensure that their mid/long-term interests are closely aligned with those of shareholders.

V.	Matters Relating to Independent Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees

Item	Amount
(1) Audit fees	806 million yen
(2) Total amount of cash and other financial benefits payable by NHI and its subsidiaries to the Independent Auditor	1,276 million yen

(Notes)

1.	The audit contract between NHI and the Independent Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.	In addition to the services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, NHI and its subsidiaries pay compensation to the Independent Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of NHI are subject to audit (pursuant to the Companies Act or the Financial Instruments and Exchange Act and their equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than NHI’s Independent Auditor.

3.	Dismissal or Non-Reappointment Policy

(1)	The Audit Committee shall dismiss the Independent Auditor in cases where the committee determines that any of the items stipulated under Article 340, Paragraph 1 of the Companies Act applies to the Independent Auditor.

(2)	In cases where the Audit Committee determines that the Independent Auditor has issues in terms of the fairness of its auditing, or that a more appropriate audit structure needs to be built, the committee shall place the dismissal or non-reappointment of the Independent Auditor on the agenda to be deliberated at the annual meeting of shareholders.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

Consolidated Balance Sheet (As of March 31, 2011)

(Millions of yen)
ASSETS
Cash and cash deposits:	2,150,453
Cash and cash equivalents	1,620,340
Time deposits	339,419
Deposits with stock exchanges and other segregated cash	190,694
Loans and receivables:	2,227,822
Loans receivable	1,271,284
Receivables from customers	32,772
Receivables from other than customers	928,626
Allowance for doubtful accounts	(4,860)
Collateralized agreements:	15,156,318
Securities purchased under agreements to resell	9,558,617
Securities borrowed	5,597,701
Trading assets and private equity investments:	15,241,931
Trading assets	14,952,511
Private equity investments	289,420
Other assets:	1,916,466
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of 300,075 million yen)	392,036
Non-trading debt securities	591,797
Investments in equity securities	91,035
Investments in and advances to affiliated companies	273,105
Other	568,493

TOTAL ASSETS	36,692,990

LIABILITIES
Short-term borrowings	1,167,077
Payables and deposits:	2,103,608
Payables to customers	880,429
Payables to other than customers	410,679
Deposits received at banks	812,500
Collateralized financing:	13,686,438
Securities sold under agreements to repurchase	10,813,797
Securities loaned	1,710,191
Other secured borrowings	1,162,450
Trading liabilities	8,688,998
Other liabilities	552,316
Long-term borrowings	8,402,917

TOTAL LIABILITIES	34,601,354

Commitments and contingencies
EQUITY
Common stock	594,493
Authorized – 6,000,000,000 shares
Issued – 3,719,133,241 shares
Outstanding – 3,600,886,932 shares
Additional paid-in capital	646,315
Retained earnings	1,069,334
Accumulated other comprehensive income	(129,696)
Common stock held in treasury, at cost – 118,246,309 shares	(97,692)
Total Nomura Holdings, Inc. shareholders’ equity	2,082,754
Noncontrolling interests	8,882

TOTAL EQUITY	2,091,636

TOTAL LIABILITIES AND EQUITY	36,692,990

Consolidated Statement of Income (April 1, 2010 — March 31, 2011)

(Millions of Yen)
Commissions	405,463
Fees from investment banking	107,005
Asset management and portfolio service fees	143,939
Net gain on trading	336,503
Gain on private equity investments	19,292
Interest and dividends	346,103
Loss on investments in equity securities	(16,677)
Other	43,864

Total revenue	1,385,492

Interest expense	254,794

Net revenue	1,130,698

Compensation and benefits	518,993
Commissions and floor brokerage	92,088
Information processing and communications	182,918
Occupancy and related depreciation	87,843
Business development expenses	30,153
Other	125,448

Non-interest expenses	1,037,443

Income before income taxes	93,255
Income tax expense	61,330

Net income	31,925
Less: Net income attributable to noncontrolling interests	3,264

Net income attributable to Nomura Holdings Inc.’s shareholders	28,661

Consolidated Statement of Changes in Equity

(April 1, 2010 — March 31, 2011)

(Millions of Yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	635,828
Gain on sales of treasury stock	3,191
Issuance and exercise of common stock options	7,296

Balance at end of year	646,315

Retained earnings
Balance at beginning of year	1,074,213
Cumulative effect of change in accounting principle (1)	(4,734)
Net income attributable to Nomura Holdings Inc.’s shareholders	28,661
Cash dividends	(28,806)

Balance at end of year	1,069,334

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	(74,330)
Net change during the year	(23,096)
Balance at end of year	(97,426)
Defined benefit pension plans
Balance at beginning of year	(34,802)
Pension liability adjustment	2,532
Balance at end of year	(32,270)

Balance at end of year	(129,696)

Common stock held in treasury
Balance at beginning of year	(68,473)
Repurchases of common stock	(37,378)
Sales of common stock	4
Common stock issued to employees	8,155

Balance at end of year	(97,692)

Total NHI shareholders’ equity
Balance at end of year	2,082,754

Noncontrolling Interests
Balance at beginning of year	6,085
Cash dividends	(100)
Net income attributable to noncontrolling interests	3,264
Accumulated other comprehensive income (loss) attributable to noncontrolling interest Cumulative translation adjustments	(1,055)
Purchase/Sale (Disposition) of subsidiary shares, etc., net	0
Other net change in noncontrolling interests	688

Balance at end of year	8,882

Total equity Balance at end of year	2,091,636

(1)	Cumulative effect of change in accounting principle are adjustments to initially apply Accounting Standards Updates “ASU” No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”(“ASU 2009-17”).

Report of Independent Auditors

May 10, 2011

The Board of Directors
Nomura Holdings, Inc.	Ernst & Young ShinNihon LLC

Koichi Hanabusa Certified Public Accountant Designated and Engagement Partner

Hiroki Matsumura Certified Public Accountant Designated and Engagement Partner

Yuichiro Sakurai Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2010 through March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the corporate group, which consisted of Nomura Holdings, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2011 in conformity with accounting principles generally accepted in the United States pursuant to Article 3, Paragraph 1 of the Supplementary Provisions of the Ordinance for Company Calculation (Ministry of Justice Ordinance No.46 of 2009)(refer to No.1 of Significant Basis of Presentation of Consolidated Financial Statements of the notes to the consolidated financial statements).

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2011. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 107th fiscal year (from April 1, 2010 to March 31, 2011) and, based on the method, details and result of the audit, we hereby report as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the Executive Managing Directors of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Independent Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

1.	As referred in I-10. “Other Important Matters Related to the Situation of the Corporate Group” in the Report for the 107th fiscal year, a resolution for the Company to acquire further shares of common stock issued by Nomura Land and Building Co., Ltd. (“NLB”) and convert NLB into a subsidiary of the Company was passed on May 13, 2011. Consequently, the subsidiaries of NLB, including Nomura Real Estate Holdings, Inc., will also become consolidated subsidiaries of the Company.

2.	As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 107th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees of the Company as well as executives and employees of subsidiaries of the Company was passed on May 19, 2011.

May 19, 2011	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Tsuguoki Fujinuma

Hajime Sawabe

Note:	Messrs. Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe are outside directors as stipulated in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2011)

(Millions of yen)
ASSETS
Current Assets:	2,891,397
Cash and time deposits	2,830
Certificate deposits	17,000
Money held in trust	28,767
Short-term loans receivable	2,790,756
Accounts receivable	15,739
Deferred tax assets	1,116
Others	35,190
Fixed Assets:	2,387,184
Tangible fixed assets:	46,290
Buildings	17,437
Furniture & fixtures	20,013
Land	8,839
Intangible assets:	96,817
Software	96,816
Others	1
Investments and others:	2,244,077
Investment securities	123,632
Investments in subsidiaries and affiliates (at cost)	1,451,145
Other securities of subsidiaries and affiliates	8,691
Long-term loans receivable from subsidiaries and affiliates	477,565
Long-term guarantee deposits	34,839
Deferred tax assets	110,548
Others	37,690
Allowance for doubtful accounts	(32)

TOTAL ASSETS	5,278,581

LIABILITIES
Current Liabilities:	831,833
Short-term borrowings	562,641
Bond due within one year	166,638
Collaterals received	42,339
Accrued income taxes	223
Accrued bonuses	975
Others	59,016
Long-term Liabilities:	2,681,854
Bonds payable	1,502,484
Long-term borrowings	1,175,248
Others	4,123

TOTAL LIABILITIES	3,513,687

NET ASSETS
Shareholders’ equity:	1,681,019
Common stock	594,493
Additional paid-in capital:	531,582
Capital reserves	524,197
Other capital reserves	7,384
Retained earnings:	650,449
Retained earnings reserve	81,858
Other retained earnings	568,591
Reserve for specified fixed assets	8
Retained earnings carried forward	568,582
Treasury stock	(95,504)
Valuation and translation adjustments:	52,339
Net unrealized gain on investments	22,234
Deferred gains or loss on hedges	30,105
Stock acquisition rights	31,536

TOTAL NET ASSETS	1,764,894

TOTAL LIABILITIES AND NET ASSETS	5,278,581

Statement of Operations (April 1, 2010 – March 31, 2011)

(Millions of yen)
Operating revenue	219,875
Property and equipment fee revenue	108,470
Rent revenue	38,076
Royalty on trademark	19,347
Dividend from subsidiaries and affiliates	11,391
Others	42,590

Operating expenses	210,064
Compensation and benefits	27,360
Occupancy and equipment costs	46,619
Data processing and office supplies	41,067
Depreciation and amortization	44,951
Others	8,820
Interest expenses	41,247

Operating income	9,812

Non-operating income	5,926
Non-operating expenses	4,048

Ordinary income	11,690

Extraordinary income	1,442
Gain on sales of investment securities	1,299
Gain on reversal of subscription rights to shares	143

Extraordinary losses	22,325
Loss on sales of investment securities	111
Loss on devaluation of investment securities	970
Loss on devaluation of investments in subsidiaries and affiliates	17,591
Loss on retirement of fixed assets	3,653

Loss before income taxes	9,193

Income taxes - current	5,194

Income taxes - deferred	707

Net loss	15,094

Statement of Changes in Net Assets (April 1, 2010 - March 31, 2011)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	524,197
Balance at end of the year	524,197
Other capital reserve
Balance at beginning of the year	4,542
Change in the year
Disposal of treasury stock	2,842
Total change in the year	2,842
Balance at the end of the year	7,384
Total capital reserve
Balance at beginning of the year	528,740
Change in the year
Disposal of treasury stock	2,842
Total change in the year	2,842

Balance at end of the year	31,582

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	11
Change in the year
Reversal of reserve for specified fixed assets	(2)
Total change in the year	(2)
Balance at end of the year	8
General reserve
Balance at beginning of the year	994,000
Change in the year
Reversal of general reserve	(994,000)
Total change in the year	(994,000)
Balance at end of the year	—
Retained earnings carried forward
Balance at beginning of the year	(381,243)
Change in the year
Cash dividends	(29,083)
Reversal of reserve for specified fixed assets	2
Reversal of general reserve	994,000
Net loss	(15,094)
Total change in the year	949,825
Balance at end of the year	568,582
Total retained earnings
Balance at beginning of the year	694,625
Change in the year
Cash dividends	(29,083)
Net loss	(15,094)
Total change in the year	(44,177)

Balance at end of the year	650,449

(Millions of yen)
Treasury stock
Balance at beginning of the year	(66,285)
Change in the year
Purchases of treasury stock	(37,378)
Disposal of treasury stock	8,158
Total change in the year	(29,219)

Balance at end of the year	(95,504)

Total shareholders’ equity
Balance at beginning of the year	1,751,573
Change in the year
Cash dividends	(29,083)
Net loss	(15,094)
Purchases of treasury stock	(37,378)
Disposal of treasury stock	11,000
Total change in the year	(70,554)

Balance at end of the year	1,681,019

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	21,801
Change in the year
Other-net	433
Total change in the year	433
Balance at end of the year	22,234
Deferred gains or loss on hedges
Balance at beginning of the year	8,899
Change in the year
Other-net	21,206
Total change in the year	21,206
Balance at end of the year	30,105
Total valuation and translation adjustments
Balance at beginning of the year	30,700
Change in the year
Other-net	21,639
Total change in the year	21,639

Balance at end of the year	52,339

Stock acquisition rights
Balance at beginning of the year	24,033
Change in the year
Other-net	7,503
Total change in the year	7,503

Balance at end of the year	31,536

Total net assets
Balance at beginning of the year	1,806,307
Change in the year
Cash dividends	(29,083)
Net Income	(15,094)
Purchases of treasury stock	(37,378)
Disposal of treasury stock	11,000
Other-net	29,142
Total change in the year	(41,413)

Balance at end of the year	1,764,894

Report of Independent Auditors

May 10, 2011

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Koichi Hanabusa Certified Public Accountant Designated and Engagement Partner

Hiroki Matsumura Certified Public Accountant Designated and Engagement Partner

Yuichiro Sakurai Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the balance sheet, the statement of operations, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 107th fiscal year from April 1, 2010 through March 31, 2011. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the 107th fiscal year ended March 31, 2011 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2011. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 107th fiscal year (from April 1, 2010 to March 31, 2011) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties determined by us, with the cooperation of the Company’s departments in charge of internal control, we have investigated the procedure and details of the decision making at the important meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and others, and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and 1(v) of the Companies Act and the status of the establishment and maintenance of the system based on such resolution, we received reports at regular intervals from the Directors, Executive Officers and others, asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received the report from the Executive Officers and Independent Auditor of the Company regarding to the conditions of the assessment and audit of the Company, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of operations, statement of changes in net assets and notes to the financial statements) and supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the execution of the duties by the Directors and the Executive Officers regarding status of the establishment and maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2)	Result of Audit of Non-consolidated Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

(1)	As referred in I-10. “Other Important Matters Related to the Situation of the Corporate Group” in the Report for the 107th fiscal year, a resolution for the Company to acquire further shares of common stock issued by Nomura Land and Building Co., Ltd. (“NLB”) and convert NLB into a subsidiary of the Company was passed on May 13, 2011. Consequently, the subsidiaries of NLB, including Nomura Real Estate Holdings, Inc., will also become consolidated subsidiaries of the Company.

(2)

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 107th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees of the Company as well as executives and employees of subsidiaries of the Company was passed on May 19, 2011.

May 19, 2011	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Tsuguoki Fujinuma

Hajime Sawabe

Note:	Messrs. Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe are outside directors as defined in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One Trading Unit	One Hundred (100)

Record Date for Dividend Payments	September 30, March 31

Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

[English Translation]

Matters available on the website in relation to the Notice of Convocation of the 107th Annual Meeting of Shareholders

(1)	The following sections of the business report: VI. Resolutions on Structures for Ensuring the Appropriate Operation of Nomura Holdings, Inc. (the “Company” or “NHI”) and VII. Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

(2)	Notes to the consolidated financial statements

(3)	Notes to the financial statements

The above information is made available on the Company’s website at http://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

(1)	The following sections of the business report: VI. Resolutions on Structures for Ensuring the Appropriate Operation of Nomura Holdings, Inc. and VII. Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

VI.	Resolution of Structures for Ensuring the Appropriate Operation of Nomura Holdings, Inc.

The resolution of the Board of Directors regarding to Structures for Ensuring the Appropriate Operations of Nomura Holdings, Inc. has been made as follows:

I.	Matters to be Necessary for the Business Execution of the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of business execution by Executive Officers by use of the Independent Auditor, other auditing firms and internal staff to ensure appropriate business conduct by the Nomura Group.

A.	Directors and Employees to be Responsible for Supporting the Audit Committee

(1)	Directors responsible for supporting the Audit Committee and their independence from Executive Officers

(a)	In order to support audit by the Audit Committee and effectively supervise the business execution by the Directors appointed by the Board of Directors and the Executive Officers, the Board of Directors shall appoint a Director, not currently assuming the position of Executive Officer, as “Audit Mission Director.”

(b)	Audit Mission Directors shall perform the duties as set out in Regulations of the Audit Committee of Nomura Holdings, Inc. in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(2)	Employees responsible for supporting the Audit Committee and their independence from Executive Officers

(a)	In order to support the audit by the Audit Committee, the Company shall establish an Office of the Audit Committee including five or more employees, including a Managing Director.

(b)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of the Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

B.	Structure of Reporting on Business Execution

(1)	Executive Officers shall report on the status of business execution not less frequently than quarterly. In this case, the Executive Officers may delegate such reports to other Executive Officers.

(2)	In the event that Directors, Executive Officers and Senior Managing Directors find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause Nomura Group to incur a material loss.

(3)	In the event that Executive Officers, Senior Managing Directors or employees are requested to report on business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

C.	Other Structures to Ensure the Effectiveness of the Audit by the Audit Committee

(1)	The Audit Committee shall audit matters other than those relating to accounting in financial reports, financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission) excluding the accounting section, and business reports (including their supplementary schedules) in accordance with laws and regulations and procedures established by the Audit Committee.

(2)	The Audit Committee shall receive the audit report from the Independent Auditor and other auditing firms that audited financial statements on matters relating to accounting in financial reports and financial statements (including disagreements between Executive Officers and such auditing firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(3)	The Audit Committee may request Executive Officers, Senior Managing Directors, Independent Auditor or other auditing firms that audited financial statements to explain important issues that arose with regard to preparing financial reports, business reports and financial statements (including matters concerning election or application of material accounting policies and internal control over financial reporting).

(4)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisors as deemed necessary.

1

II.	Structure for Ensuring Business Execution by Executive Officers in accordance with Laws, Regulations and Articles of Incorporation and others in relation to Maintaining Structure for Ensuring Appropriate Business

A.	Structure for Ensuring Appropriate Business Execution by Executive Officers

(1)	Executive Officers promote lawful management in accordance with laws, regulations and Articles of Incorporation, swearing an oath to comply with Code of Ethics of Nomura Group.

(2)	Executive Officers shall strive to maintain compliance at each company within Nomura Group. Executive Officers shall report to any member of the Audit Committee or any Audit Mission Director and to the Executive Management Board in the event that the Executive Officers find any material illegal activities or other important matters regarding compliance at a company within Nomura Group. Executive Management Board shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company to take appropriate measures.

B.	Structure for Retention and Maintenance of Information regarding the Business Execution by Executive Officers

Executive Officers shall retain minutes, documents regarding request for managerial decisions, contracts, financial reports and other material documents (including their electronic records) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary.

C.	Structure for Regulations and others regarding Management of Risk Loss

(1)	Executive Officers shall acknowledge the importance of classification, evaluation, monitoring and management of market risk, credit risk, event risk, liquidity risk, operational risk and legal risk relating to the execution of Nomura Group’s business and establish the structure for control and management of such risks at each company of Nomura Group.

(2)	Executive Officers shall report to the Group Integrated Risk Management Committee the status of risk management systems at each company within Nomura Group. Group Integrated Risk Management shall analyze the enterprise risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

D.	Structure for Ensuring the Effectiveness of Business Execution by Executive Officers

(1)	Executive Officers shall determine Nomura Group’s management strategy and business operation, and execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	The matters that are delegated to Executive Officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	Executive Management Board: Important matters concerning management strategy, allocation of capital resources and management of Nomura Group;

(b)	Group Integrated Risk Management Committee: Important matters concerning enterprise risk management of Nomura Group

(c)	Global Risk Management Committee: Important matters concerning market and credit risk management of Nomura Group

(d)	Internal Controls Committee: Matters concerning internal control and procedures and promotion of proper corporate behavior within Nomura Group; or

(e)	Documents regarding requests for managerial decisions: Matters other than (a), (b), (c) and (d) above.

(3)	The Executive Management Board shall determine or revise the necessary allocation of capital resources based on the business plan and budget application of each division and regional area to ensure the effective management of Nomura Group.

E.	Structure for Ensuring Business Execution by Employees in accordance with Laws, Regulations and Articles of Incorporation

(1)	Executive Officers shall disseminate Code of Ethics of Nomura Group to Senior Managing Directors and employees, and ensure their compliance with the Code.

(2)	Executive Officers shall determine the allocation of business duties of each Senior Managing Director and employee, clarify their responsibility and authority to establish structures for business execution responsibility.

(3)	In order to respond to matters regarding any questionable conduct with respect to social ethics or social justice, and in order to ensure business efforts are made by employees based on a law-abiding spirit and social common sense, the Company shall establish Compliance Officers in each company within Nomura Group, promoting business execution in accordance with laws and regulations.

2

F.	Structure for Ensuring Appropriate Business in Nomura Group

(1)	Audit System within Nomura Group

(a)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

(b)	A member of the Audit Committee designated by the Audit Committee shall investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(2)	Internal Audit System

(a)	Executive Officers or Senior Managing Directors shall establish a department in charge of internal audit and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of Nomura Group.

(b)	The Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(c)	Executive Officers or Senior Managing Directors shall report on the status of internal audit in Nomura Group and its results to the Internal Controls Committee not less frequently than quarterly.

(d)	Any member of the Audit Committee may recommend that Executive Officers or Senior Managing Directors (i) change the internal audit plan, (ii) implement additional audit procedures, (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

(3)	Compliance Hotline

(a)	Executive Officers or Senior Managing Directors shall establish a “Compliance Hotline” as a tool that employees may use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors.

(b)	The Company shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(c)	The Company shall have its consolidated private investees in the merchant banking business which establish whistle-blowing procedures. The foregoing may not be applied to a private investee that is deemed to have minor effect on Nomura Group in terms of its financial condition, reputation and corporate social responsibilities.

VII.	Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

As to fundamental policies regarding the Company’s position on a shareholder holding a quantity of shares sufficient to govern decisions on the Company’s management policies, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any takeover defense strategies such as a prior issue of new stock acquisition rights (a rights plan).

In the event of an attempt to take over the Company by parties not beneficial to business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company shall examine and evaluate the takeover proposal, etc. and after consultation with a council composed of the Company’s outside directors, the Board of Directors shall conduct sufficient deliberations and render a conclusion in regard to the best strategy from the viewpoint of shareholders as to the value of the business and common benefit of the shareholders.

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(2) Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 3, Paragraph 1 of the Supplementary Provisions of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 46 of 2009). However, certain disclosures required under U.S. GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and the Company, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with ASC 810, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3% of a limited partnership) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets or Private equity investments. Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. representing 45.5% share ownership, and it is reported in Private equity investments.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies” (“ASC 946”), carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities and non-trading debt securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for operating purposes and Investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Investments in equity securities and Other, respectively.

Non-trading debt securities are recorded at fair value, with the related gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets that have determinable lives will continue to be amortized by the straight-line method over the estimated useful lives.

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5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with ASC 360, long-lived assets, excluding Goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles–Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation–Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are market risk management for certain non-trading liabilities such as issued debt and foreign exchange risk management for certain foreign subsidiaries.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value and net investment hedge accounting to these hedging transactions. The relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expense or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees (directors, executive officers and certain employees).

9.	Foreign currency translation

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive loss in the shareholders’ equity.

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10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

11.	Accounting changes

Transfers of financial assets and consolidation of variable interest entities

In December 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated new guidance for the accounting for transfers of financial assets into ASC. ASU 2009-16 changed the requirements for derecognizing financial assets, eliminated the concept of a qualified special purpose entity (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be accounted for as a sale, as well as a clarification of the criteria required for legal isolation of the transferred assets. Entities previously considered as QSPEs are now evaluated for consolidation under the revised guidance provided by ASC 810 “Consolidation” (“ASC 810”), as amended by ASU 2009-17, as described below, provided Nomura had variable interests in those entities at the adoption date.

Nomura prospectively adopted the amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) from ASU 2009-16 as of April 1, 2010. The adoption did not have a material impact on these financial statements.

In December 2009, the FASB issued ASU No. 2009-17 “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) which incorporated new guidance for the consolidation of variable interest entities (“VIEs”) into ASC 810.

ASU 2009-17 amended the rules defining VIEs and requires a company to perform a qualitative analysis to determine if a VIE should be consolidated. If a company has variable interests that provide it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company consolidates the entity, provided that the company is not acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer determinative in isolation. ASU 2009-17 also requires the consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from previous guidance that required evaluation when Nomura first became involved with a VIE and only upon occurrence of certain triggering events.

ASU 2009-17 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. At adoption, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis are recognized as a cumulative adjustment to the beginning balance of retained earnings.

In February 2010, the FASB issued ASU No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”) which indefinitely deferred the amendments to ASC 810 introduced by ASU 2009-17 for certain entities that qualify as investment companies under ASC 946 or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, so long as such Nomura has no explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity (except for certain qualifying money market funds). The ASU does not defer the revised disclosures requirements of ASU 2009-17 for entities determined to be VIEs under guidance existing prior to ASU 2009-17.

Nomura adopted the revised guidance in ASC 810 introduced by ASU 2009-17 and ASU 2010-10 on April 1, 2010 and analyzed the impact on all QSPEs, special purpose entities (“SPEs”), funds and similar entities with which it is involved. Entities qualifying for the deferral provided by ASU 2010-10 of application of ASC 810 as amended by ASU 2009-17 continue to be assessed for consolidation under the guidance included in ASC 810 prior to amendment thereof by ASU 2009-17.

Based on the results of this analysis, Nomura consolidated certain securitization vehicles, which increased total assets by 292 billion yen, total liabilities by 297 billion yen, and decreased total shareholders’ equity by 5 billion yen upon adoption as of April 1, 2010. The increase in total assets also did not have a significant effect on Nomura’s calculation of risk-weighted assets and therefore did not have a significant effect on Nomura’s capital ratios.

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[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in Trading assets, private equity investments mainly.	4,621,042 million yen

NHI owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	2,924,151 million yen

NHI owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. *1, 2	2,337,316 million yen

*1	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
*2	In addition, Nomura re-pledged 162 million yen of securities received as collateral and securities borrowed.

13.	Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, ant that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvements with SPEs that Nomura transferred assets. During the year ended March 31, 2011, Nomura received cash proceeds from SPEs in new securitizations 481 billion yen and the debt securities issued by SPEs in initial fair value of 2,271 billion yen. During the year ended March 31, 2011, cash inflows from the third parties on the sale of those debt securities were 1,472 billion yen, and recognized profit on sale in new securitizations were 0.2 million yen. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was 3,141 billion yen as of March 31, 2011. Nomura’s retained interests were 199 billion yen as of March 31, 2011. For the year ended March 31, 2011, Nomura received 26 billion yen from the SPEs on the interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of 28 billion yen as of March 31, 2011. Nomura does not provide financial support to SPEs beyond its contractual obligations.

14.	Contingencies

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

In January 2008, a European subsidiary of Nomura, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009, a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP is vigorously challenging this decision.

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In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by the Company’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. is seeking to recover damages.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the US since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount claimed against NIP was approximately $34 million plus interest.

On November 11, 2010, the High Court in London ruled in favor of NIP and Nomura Bank International Plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB sought permission to appeal and this was granted by the Court of Appeal on March 7, 2011.

On March 1, 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

Nomura strongly believes that its subsidiaries claims are right.

Certain Mortgage-Related Contingencies in the U.S.

Certain of Nomura’s subsidiaries in the U.S. securitized mortgage loans in the form of mortgage-backed securities (“MBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. Each claim received has been reviewed, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

In light of economic conditions and continuing defaults in residential mortgages, it is anticipated that the relevant subsidiaries may receive additional repurchase claims. Nomura’s exposure with respect to such claims will be influenced by the following factors, among others: the number of loans in which there are provable breaches of representations or warranties and fluctuations in unemployment and values in the residential real estate markets which affect the frequency of defaults and the loss severity for defaulting loans. This exposure may be mitigated to the extent that the subsidiaries are able to pursue and collect from the originators for those loans in which there are provable breaches. In light of the uncertainties involved, Nomura cannot provide any meaningful estimate of its exposure to additional breach of representation claims at this time.

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15.	Guarantees

In accordance with ASC 460 “Guarantees” (“ASC 460”), Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value on the consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts *1, 2	101,555,634 million yen

Standby letters of credit and other guarantees *3	8,512 million yen

*1	The carrying value of derivative contracts is 3,539,472 million yen (liability).
*2	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are 35,363,298 million yen and 192,115 million yen (liability), respectively.
*3	The carrying value of standby letters of credit and other guarantees is 267 million yen (liability).

[Notes to Financial Instruments]

16.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets carried at fair value on a recurring basis are included in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

In our financial assets and liabilities, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2011, the carrying values of long-term borrowings were 8,403billion yen and the fair values or approximate fair values of long-term borrowings were 8,179 billion yen.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments

Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

        In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

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Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, Governments within EU, the U.S. Government, their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s positions related to government, state municipal, and government agency bonds. The Company’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of 680.6 billion yen which represents the net amount after the counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2011
	Japan	U.S.	EU	Other	Total (1)
Government, municipalities and their agencies	2,821.8	1,183.8	2,640.2	370.4	7,016.2

(1)	Other than above, there were 410.2 billion yen of government, municipalities and their agencies bonds in Other asset—Non-trading debt securities as of March 31, 2011. The vast majority of these securities are Japanese governments, states, municipalities and agency securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

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The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2011 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2011
Assets:
Trading assets and private equity investments
Cash Instruments	7,081.4	5,982.4	687.3	—	13,751.1
Derivatives	698.1	15,664.2	556.2	(15,427.7)	1,490.8
Loans and receivables (2)	—	542.6	11.6	—	554.2
Collateralized agreements (3)	—	904.1	—	—	904.1
Other assets	634.0	79.2	25.3	—	738.5

Total	8,413.5	23,172.5	1,280.4	(15,427.7)	17,438.7

Liabilities:
Trading Liabilities
Cash Instruments	6,114.1	919.5	—	—	7,033.6
Derivatives	757.2	15,902.0	573.1	(15,576.9)	1,655.4
Short-term borrowings (4)	—	182.5	1.0	—	183.5
Payables and deposits (5)	—	0.0	1.2	—	1.2
Collateralized financing (3)	—	332.3	—	—	332.3
Long-term borrowings (4)(6)(7)	125.9	1,662.9	143.6	—	1,932.4
Other liabilities	43.6	—	—	—	43.6

Total	7,040.8	18,999.2	718.9	(15,576.9)	11,182.0

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)	Includes loans elected for the fair value option.

(3)	Includes collateralized agreements or collateralized financing elected for the fair value option.

(4)	Includes structured notes for which Nomura elected the fair value option.

(5)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(6)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(7)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

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Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2011 consist of the following:

Year ending March 31	Billions of yen
2012	892.0
2013	980.7
2014	936.8
2015	1,239.4
2016	856.5
2017 and thereafter	3,267.3

Sub-Total	8,172.7

Trading balances of secured borrowings	230.2

Total	8,402.9

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

17. Total NHI shareholders’ equity per share	578.40 yen

Basic net income attributable to NHI shareholders per share	7.90 yen

[Other Notes]

18.	Other additional information

The Company also offers a compensation plan linked to the Company’s stock price. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to make compensation payments in the future based on the Company’s stock price for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

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(3) Notes to the Financial Statements

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4.	Deferred Assets

(1)	Bond issuance costs

Bond issuance costs are expensed upon incurred.

5.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of operations.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

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7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts and bonds to hedge foreign currency risk on loans and investments in subsidiaries.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	2,847,466 million yen
Short-term payables	269,448 million yen
Long-term receivables	511,091 million yen
Long-term payables	2,760 million yen

2. Accumulated depreciation on tangible fixed assets	84,052 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 28,775 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Bonds include 453,200 million yen of subordinated bonds.

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5.	Balance of guaranteed obligations (1)

Guarantee of principal and coupons on JPY34,200 million bonds issued by Nomura Securities Co., Ltd.	34,200 million yen

         Guarantee of principal on US$372,000 thousand in commercial paper issued by Nomura International plc and JPY2,149 million in future transactions, US$415,807 thousand in repurchase transactions and US$1,592,667 thousand in derivative transactions, US$1,861,000 thousand in borrowings, repurchase transactions by the same company and US$70,000 thousand in Commodity Murabaha.

360,648 million yen (2)

         Guarantee of US$1,963,000 thousand, EUR2,618,000 thousand, AU$2,141,200 thousand, GBP502,123 thousand, ZAR140,000 thousand, CHF6,000 thousand, NZ$5,000 thousand, BRL5,000 thousand, CA$2,000 thousand and JPY1,559,635 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

2,285,191 million yen (2)

Guarantee of US$270,579 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.	22,499 million yen (2)

         Guarantee of US$1,170,510 thousand, EUR1,527,548 thousand, AU$17,000 thousand and JPY66,206 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company.

360,463 million yen

Guarantee of AU$1,227,000 thousand and NZ$280,000 thousand in principal and coupons on medium term notes issued by Nomura Global Funding plc.	123,372 million yen

Guarantee of principal and coupons on US$137,500 thousand in borrowings by Nomura Singapore Ltd.	11,433 million yen

Guarantee of US$100,000 thousand in payables of NBB Ijarah Co., Ltd.	8,315 million yen

Guarantee of US$79,169 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.	6,583 million yen

Guarantee of US$56,270 thousand in derivative transactions etc. by Nomura Financial Investment (Korea) Co., Ltd.	4,679 million yen

Guarantee of GBP29,672 thousand in derivative transactions etc. by Nomura Energy Marketing London Limited.	3,973 million yen

Guarantee of US$7,450 thousand in repurchase transactions by Nomura Securities International Inc.	619 million yen

Guarantee of US$4,089 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.	340 million yen

Guarantee of US$131 thousand in settlement of stock deals by Instinet Singapore Services Private Limited.	11 million yen

Guarantee of US$91 thousand in settlement of stock deals by Nomura Securities Singapore Private Limited.	8 million yen

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

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[Notes to the Statement of Operations]

1.	Transactions with subsidiaries and affiliates

Operating revenue	219,859 million yen
Operating expenses	55,419 million yen
Non-operating transactions	82,848 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Others” includes revenue from the operation service and fees from securities lending and interest received on loans mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	3,719,133,241	—	—	3,719,133,241

2.	Treasury stock

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	49,025,474	75,030,934	6,873,009	117,183,399

(Summary of reasons for change)

The reason for increase was as follows:

Increase related to buying in the stock market	75,000,000 shares
Increase related to requests to purchase shares less than full trading units	30,934 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	6,870,600 shares
Reduction related to buying to complete full trading units	2,409 shares

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3.	Stock acquisition rights (1)

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.3	June 4, 2004	Common stock	79,000
Stock Acquisition Rights No.4	August 16, 2004	Common stock	1,224,000
Stock Acquisition Rights No.5	April 25, 2005	Common stock	6,000
Stock Acquisition Rights No.6	June 3, 2005	Common stock	172,000
Stock Acquisition Rights No.8	July 25, 2005	Common stock	1,488,800
Stock Acquisition Rights No.9	April 24, 2006	Common stock	135,700
Stock Acquisition Rights No.10	June 12, 2006	Common stock	342,700
Stock Acquisition Rights No.11	July 14, 2006	Common stock	1,760,000
Stock Acquisition Rights No.12	October 10, 2006	Common stock	4,700
Stock Acquisition Rights No.13	April 25, 2007	Common stock	617,200
Stock Acquisition Rights No.14	June 21, 2007	Common stock	553,600
Stock Acquisition Rights No.15	August 1, 2007	Common stock	113,000
Stock Acquisition Rights No.16	August 1, 2007	Common stock	1,835,000
Stock Acquisition Rights No.17	August 1, 2007	Common stock	400,200
Stock Acquisition Rights No.18	October 19, 2007	Common stock	21,800
Stock Acquisition Rights No.19	April 23, 2008	Common stock	1,225,100
Stock Acquisition Rights No.20	June 23, 2008	Common stock	122,700
Stock Acquisition Rights No.21	June 23, 2008	Common stock	453,600
Stock Acquisition Rights No.22	August 5, 2008	Common stock	110,000
Stock Acquisition Rights No.23	August 5, 2008	Common stock	1,916,000
Stock Acquisition Rights No.24	August 5, 2008	Common stock	3,000
Stock Acquisition Rights No.26	November 10, 2008	Common stock	15,600
Stock Acquisition Rights No.27	November 10, 2008	Common stock	59,400

(1)	Excludes items for which the first day of the exercise period has not arrived.

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4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors April 28, 2010	Common stock	14,680	4.00	March 31, 2010	June 1, 2010
Board of Directors October 29, 2010	Common stock	14,402	4.00	September 30, 2010	December 1, 2010

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors April 28, 2011	Common stock	14,408	4.00	March 31, 2011	June 3, 2011

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	368,896 million yen
Loss carry-forward on local tax	28,692 million yen
Attributed consolidated corporate tax	14,475 million yen
Loss on devaluation of fixed assets	4,166 million yen
Stock option	2,368 million yen
Others	2,949 million yen

Subtotal of deferred tax assets	421,545 million yen
Valuation allowance	(273,385) million yen

Total of deferred tax assets	148,160 million yen
Deferred tax liabilities
Net unrealized gain on investments	(15,450) million yen
Deferred gain or loss on hedges	(20,921) million yen
Others	(126) million yen

Total of deferred tax liabilities	(36,497) million yen

Net deferred tax assets	111,663 million yen

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

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[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2011 (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments Loans receivable Concurrent officers	Data processing system usage fees received	101,294	Accrued income	11,605	(1)
				Loans receivable Interest received	1,535,000 7,175	Short-term loans Accrued income	1,285,000 332	(2)
				Establishment of commitment line with subordinated terms	150,000	—	—	(4)
				Commitment line establishment fees received	300	—	—
				Guarantee obligation	34,200	—	—	(5)
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Loans receivable Concurrent officers	Loans receivable Interest received	570,242 8,655	Short-term loans Long-term loans receivable from subsidiaries and affiliates	7,484 257,765	(2)
						Accrued income	620
				Guarantee obligation Guarantee fee received	360,648 160	— Accrued income	— 155	(6)
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable Interest received	929,319 5,892	Short-term loans Accrued income	901,843 281	(2)
				Capital increase underwritten	40,796	—	—	(11)
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	232,650 866	Short-term loans Accrued income	109,050 16	(2)

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Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2011 (millions of yen)	Notes
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Loans receivable Guarantee obligation	Loans receivable Interest received	300,000 1,155	— —	— —	(2)
				Guarantee obligation Guarantee fee received	360,463 174	— Accrued income	— 150	(7)
Subsidiary	Nomura Financial Holding America, LLC	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable Interest received	186,861 1,433	Short-term loans Accrued income	165,151 118	(2)
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	113,168 887	Short-term loans Accrued income	101,253 55	(2)
Subsidiary	NCCMI Inc.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	29,118 226	Short-term loans Accrued income	24,636 8	(2)
Subsidiary	Nomura Principal Finance Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable Collection of loans receivable Interest received	170,900 2,900 2,182	Long-term loans receivable from subsidiaries and affiliates	53,000	(2)
						Short-term loans	10,500
						Accrued income	115
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Usage and maintenance of equipments Loans receivable	Loans receivable Interest received	82,900 762	Short-term loans Accrued income	79,500 2	(2)
Subsidiary	NBB Funding Co., Ltd.	(Owned) indirectly 100%	Loans receivable	Loans receivable	256	Short-term loans	—	(2)
Subsidiary	Unified Partners Co., Ltd.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable Interest received	29,300 470	Short-term loans Accrued income	13,500 7	(2)

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Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2011 (millions of yen)	Notes
Subsidiary	Nomura Financial Partners Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable Collection of loans receivable Interest received	50,200 2,270 1,694	Long-term loans receivable from subsidiaries and affiliates	24,500	(2)
						Short-term loans	49,000
						Accrued income	329
Subsidiary	Nomura Investment Managers U.S.A., Inc.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	2,924 24	Short-term loans Accrued income	2,877 1	(2)
Subsidiary	Nomura Europe Finance N.V.	(Owned) indirectly 100%	Borrowings	Borrowing Interest paid	385,000 817	Short-term loans Accrued expense	200,000 35	(3)
			Guarantee obligation	Guarantee obligation Guarantee fee received	2,285,191 653	— Accrued income	— 653	(8)
Subsidiary	Nomura Global Funding plc	(Owned) directly 100%	Guarantee obligation	Guarantee obligation Guarantee fee received	123,372 44	— Accrued income	— 44	(9)
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation Guarantee fee received	22,499 11	— Accrued income	— 5	(10)
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Guarantee obligation Concurrent officers	Loans receivable Interest received	130,000 1,412	Long-term loans receivable from subsidiaries and affiliates Accrued expense	130,000 463	(2)
				Capital increase underwritten	74,159	—	—	(12)
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.7% indirectly 31.8%	Purchases of system solution and consulting knowledge services	Data processing system usage fee received	26,655	Accrued expense	2,587	(13)
				Software purchase	14,422	Accounts payable	2,228

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Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

(3)	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is furnished.

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the value of the financing limit, and there were no balances relating to finance execution as of the balance sheet date.

(5)	The guarantee obligation with respect to Nomura Securities Co., Ltd. represents the Company’s guarantee of obligations with respect to bonds issued by that company.

(6)	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP issued and derivative transactions etc. by that company. The guaranteed rates of CP etc. and derivative transaction etc. are 0.04% and 0.0625% per annum of the guarantee amount, respectively.

(7)	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and coupons on medium term notes and loans issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

(8)	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rate is 0.02% per annum of the guarantee amount.

(9)	The guarantee obligation with respect to Nomura Global Funding plc represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

(10)	The guarantee obligation with respect to Nomura Global Financial Products Inc. represents the Company’s guarantee of obligations related to swap transactions etc. by that company. The guaranteed rate is 0.0625% per annum of the guarantee amount.

(11)	The capital increase with respect to Nomura Holding America Inc. represents underwriting of US$500,000 thousand.

(12)	The capital increase with respect to Nomura Europe Holdings plc represents underwriting of US$850,000 thousand.

(13)	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling etc.

(14)	Transaction amounts do not include consumption taxes etc., and balance as of March 31, 2011 includes consumption taxes etc.

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[Notes to Per Share Data]

Net assets per share	481.23 yen
Net loss per share	4.16 yen

[Notes to Material Subsequent Event]

The Company issued 28th Series of Unsecured Straight Bonds on April 22, 2011 based on resolutions at the Board of Directors held on March 27, 2008 and the Executive Management Board held on April 8, 2011.

(1)	Name of bonds

28th Series of Nomura Holdings, Inc. Straight Bonds

(2)	Amount of issue

45.4 billion yen

(3)	Issue price

100 yen per face value of 100 yen

(4)	Interest rate

0.88% per annum

(5)	Redemption price

100% of the principal amount

(6)	Maturity date

April 22, 2015

(7)	Use of proceeds

Working capital

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